ASANKO GOLD INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

DATED AS OF MARCH 15, 2017

SUITE 680 – 1066 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA
V6E 3X2

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PRELIMINARY NOTES

In this Annual Information Form (the “AIF”), (i) references to “we”, “us”, “our”, the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the United States dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and any references to “$” mean United States dollars and any references to “C$” mean Canadian dollars; (iii) our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; and (iv) production results are in metric units, unless otherwise indicated.

All information in this AIF is at December 31, 2016, unless otherwise indicated.

The headings and orderings of items included in this AIF reflect the guidelines in Form 51-102F2. In accordance with the instrument, headings which were not applicable were omitted, as were negative answers in most cases.

CAUTIONARY NOTE TO US INVESTORS REGARDING DISCLOSURE OF MINERAL
RESERVE AND RESOURCE ESTIMATES

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101– Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a set of rules and policies developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this AIF and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them and, generally, does not permit U.S. companies to disclose mineral resources of any category in documents filed with the SEC. In addition, the terms “proven mineral reserves” and “probable mineral reserves” are used in the AIF and the documents incorporated herein by reference to comply with Canadian reporting standards. Those terms differ in certain material respects from similar terms recognized by the SEC. For example, under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a reserve, is economically or legally mineable or will ever be mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC generally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF regarding reserves and resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Asanko cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company. Such statements may constitute “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Asanko’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Although Asanko has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF and the documents incorporated by reference herein should be considered carefully and readers should not place undue reliance on Asanko’s forward-looking statements. Examples of such forward-looking statements within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, or “might” occur. Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its management’s discussion and analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Forward-looking statements reflect Asanko’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

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Readers are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including but not limited to:

•

risks inherent in project developments, especially in a developing economy such as Ghana’s, including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

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developing economy risks including, but not limited to, uncertainties related to the taxation and royalty regimes, the recovery of value-added taxes, security of title/tenure regime, labour laws, foreign ownership restrictions, foreign exchange and capital repatriation restrictions and indigenous population concerns;

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operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recoveries than projected, lower metals prices than anticipated, and health, safety and environmental risks;

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development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

•	general mining risks including environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable; and

•	the risk factors described under the heading “Risk Factors” in, or incorporated by reference in, this AIF.

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GLOSSARY

Mining Terms and Frequently Used Abbreviations

AGM: means the Company’s principal asset, the Asanko Gold Mine located in Ghana, West Africa. AGM is also known as the “Project”.

Asanko: means Asanko Gold Inc. For the purposes of this AIF, Asanko is also referred to as the “Company”.

BCBCA: means Business Corporations Act (British Columbia).

Carbon-in-leach (“CIL”) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Company: means Asanko Gold Inc. For the purposes of this AIF, the Company is also referred to as “Asanko”.

concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

contained ounces: means ounces in the mineralized rock without reduction due to mining loss or processing loss.

cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

g/t Au: gram of gold per tonne.

grade: the relative quantity or percentage of metal or mineral content.

H2: means second fiscal half.

ounce: refers to one troy ounce, which is equal to 31.1035 grams.

LoM: means life of mine.

Mt: means million tones.

Mtpa: means million tonnes per annum.

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NI 43-101: means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Project: means the Asanko Gold Mine. The Asanko Gold Mine is also known as “AGM”.

Project 5M: means the first of two expansion projects on the Asanko Gold Mine, which combined have the potential to increase production from 230,000 to 240,000 ounces per annum to over 450,000 ounces per annum. Project 5M (previously described as Phase 2A) will upgrade the plant’s throughput to 5Mtpa and expand mining operations to integrate the Esaase deposit, including the construction of a 27 kilometer overland conveyor.

Project 10M: means the second of two expansion projects on the Asanko Gold Mine, which combined have the potential to increase production from 230,000 to 240,000 ounces per annum to over 450,000 ounces per annum. Project 10M (previously described as Phase 2B) is the construction of an additional 5Mtpa CIL plant to double throughput from 5Mtpa to 10Mtpa.

Q: refers to a fiscal quarter.

QA/QC: means quality-assurance/quality control.

Qualified person: an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RC: reversed circulation (drilling).

recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

stripping: in mining, the process of removing overburden or waste rock to expose ore.

tailings: the material that remains after metals or minerals considered economic have been removed from ore during processing.

Tailings Storage Facility or TSF: a containment area used to deposit tailings from milling.

tonne: by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

Financial Terms

hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

IFRS: International Financial Reporting Standards.

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NSR: net smelter returns.

NYSE MKT: The NYSE MKT, formerly known as the NYSE Amex, being one of the two stock exchanges (together with the TSX) on which the Common Shares of the Company are listed.

royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.

SEC: the U.S. Securities and Exchange Commission.

SEDAR: means the System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange, being one of the two stock exchanges (together with the NYSE MKT) on which the Common Shares of the Company are listed.

volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

Canadian Standards for Mineral Resources and Mineral Reserves

Unless otherwise indicated, in this AIF, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates” at the beginning of this AIF.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 as a British Columbia corporation and has operated under other names (most recently Keegan Resources Inc. from 2008 to early 2013) but since March 1, 2013 it has traded as Asanko Gold Inc. (symbol AKG) on the Toronto Stock Exchange and NYSE MKT. The Company’s primary asset is its Asanko Gold Mine located on the Asankrangwa gold belt in Ghana.

The Company’s registered and records office is located at Suite 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company’s Canadian head office is located at Suite 680 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2. Asanko is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Company also reports annually in the United States under form 40F (available at www.sec.gov).

Inter-corporate Relationships

The Company has the following Inter-corporate Relationships:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (formerly Keegan Resources Ghana Limited)	Ghana	90% (10% owned by Ghanaian Government)
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%
Adansi Gold Company (GH) Limited	Ghana	100%
Asanko Gold Exploration (Ghana) Limited	Ghana	100%

[REST OF THE PAGE INTENTIONALLY LEFT BLANK]

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Figure 3.1: Asanko intercompany relationships

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2014 (Year ended December 31, 2014)

In December 2013, the Company negotiated a business combination with PMI Gold Corporation (“PMI”) and entered into an arrangement agreement (“PMI Arrangement”) whereby Asanko would acquire all of the common shares of PMI on the same basis as had been attempted in 2012, as described in Asanko’s Annual Information Form for the financial year ended December 31, 2012. The 2012 Arrangement failed to clear PMI shareholder approval by the requisite special majority. However, since that time, Asanko had revised the mine and metallurgical models of the Esaase Project which resulted in a more robust Pre-Feasibility Study and entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150 million. The debt is carried at amortized cost and is presented net of unamortized financing fees of $15.8 million and unpaid interest up to May 2016 (when the loan was modified; see below). Interest on the DFSA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA is fully secured by shares of the Company’s Ghanaian subsidiaries.

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Following successful shareholder votes, the PMI Arrangement was completed, effective at 12:01 a.m. on February 6, 2014, Pursuant to the PMI Arrangement, Asanko acquired all of the issued and outstanding common shares of PMI (“PMI Shares”), such that PMI became a wholly-owned subsidiary of Asanko, for consideration consisting of 0.21 common shares of Asanko (“Asanko Shares”) for each outstanding PMI Share (the “Exchange Ratio”). Additionally, outstanding options and warrants to acquire PMI Shares have been exchanged for options (“Replacement Options”) and warrants (“Replacement Warrants”), as the case may be, of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the effective time of the PMI Arrangement.

To give effect to the PMI Arrangement, Asanko issued 87,149,914 Asanko Shares, 3,237,491 Replacement Options and 126,000 Replacement Warrants and reserved for issuance of 117,158 Asanko Shares issuable in lieu of PMI Shares upon vesting of outstanding performance rights of PMI. Following the completion of the PMI Arrangement, PMI and Asanko shareholders held approximately 50% each of the combined company.

In early 2014 following the completion of the PMI Arrangement, PMI owned the Obotan gold project (“Obotan” or “Obotan Project”), located near the Company’s existing Esaase gold project (“Esaase” or “Esaase Project”, and together with the Obotan Project, the “Asanko Gold Mine” or “AGM”). Asanko intended to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase of which was the subject of a follow-on Pre-Feasibility Study (Phase 2 PFS), which was completed in May 2015 and finalized on June 29, 2015.

During 2014, the Company focused on the development of Phase 1 of the AGM, which entailed the development and construction of the Obotan Project to achieve commercial mining operations at a steady state of 190,000 ounces of gold per annum with the first gold pour in Q1 2016 at an initial capital cost of approximately $295 million ($40 million spent as at December 31, 2014). Phase 1 of the commercial production plan is fully permitted and was under construction in 2014.

In September 2014, the Company announced a revised Mineral Resource Estimate (“MRE”) for Phase 1 of the AGM, including a maiden resource for the newly discovered Dynamite Hill deposit. This followed the decision by Asanko to do a comprehensive review of the original May 2012 MRE for the four main deposits which comprise Phase 1 - Nkran, Adubiaso, Abore and Asuadai - that were acquired from PMI. The original MRE was not deemed to be a suitable input for the detailed mine planning required to commence the mining operations of Phase 1. The results of the new MRE for Phase 1 were not materially different to the 2012 MRE and therefore confirmed the validity of the previous estimate. Importantly, however, the new MRE more precisely represents grade distribution and continuity within the deposits, and, as a result, the model now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

On November 13, 2014 the Company announced an optimized mine plan and associated operating costs for Phase 1 of the AGM, which confirmed the robustness of the Project’s economics. These, together with the updated capital cost estimate and an updated MRE, collectively form the “Definitive Project Plan” (“DPP”) for Phase 1 of the AGM. Definitive Project Plan highlights included:

•	LoM gold production of 2.33 million ounces over a 12 year life of mine;

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•	capital cost of $295 million, including all associated infrastructure and allowances for contingencies;
•	lowest quartile All-In-Sustaining-Costs of $781/oz; competitive operating cash costs of $645/oz; and
•	first gold targeted during Q1 2016 and steady-state production in Q2 2016.

Phase 1 of the AGM was 24% completed at the end of December 2014 and was on schedule for its first gold pour in Q1 2016. Critical path schedule items continued to be the installation of the two mills, tailings storage facility infrastructure and the installation of the 30km long 161 kV power line to the project site. Concrete pouring was progressed substantially during December 2014 and resumed in January 2015. Importantly, the SAG and ball mill bases were completed and the handover for the mill installation was on schedule. Pouring the foundations of the Carbon-in-Leach (“CIL”) circuit bases and the pre-leach thickener bases were commenced and were completed in Q2 2015. The CIL tanks were delivered to the site in preparation for site erection. Steel installation commenced in early February 2015.

Earthworks for the run-of-mine tip wall, crusher and primary stockpile tunnel were completed and handed over to the civil contractor. Progress on the preparation of the tailings storage facility was advanced according to schedule, the HDPE liner was shipped to site and laydown of the HDPE liner was completed during 2015. Construction of the contractor camp housing was completed and work on all the essential services; water, power and sewage was underway and due for completion by the end January 2015. There were approximately 500 contractors on site.

The Company negotiated a definitive power supply agreement, which was finalized in Q1 2015. Power was planned to be sourced from the national grid with the power supplied from either the state-owned power generation company or an independent power producer.

The main mineral resource for Phase 1 is the Nkran pit, located immediately adjacent to the plant site. The first stages of pre-stripping commenced and de-watering of the Nkran pit which commenced in December 2014 was expected to take up to 10 months to complete. As at the end of December 2014 the water level in the Nkran pit had already reduced by approximately 2 metres. The dewatering continued throughout 2014 and occurred in parallel with pre-stripping operations and was proceeding on schedule.

Procurement for Phase 1 of the AGM was 68% complete and proceeding on schedule with approximately $170 million currently committed in orders and contracts and $40 million already spent, as at December 31, 2014. Equipment and materials deliveries, none of which were on the project critical path, remained on schedule. Two-thirds of the capital expenditures of the AGM were committed and the Mining Contract (as defined below) was awarded.

The Company aimed to achieve steady state production in the second quarter of 2016 and to become cash flow positive. The Company had approximately $230 million in cash on-hand as at December 31, 2014 and undrawn project Debt Facilities of $70 million plus the $20 million Overrun Facility for total available funding of approximately $320 million. Asanko had also filled the majority of the key operating positions at the Asanko Gold Mine in readiness for the commencement of ore mining operations and plant commissioning later in 2015.

In connection with the AGM operations, the Company was required to relocate a portion of the Nkran village, consisting of 88 building structures, ahead of commencing ore mining operations. The Resettlement Action Plan (“RAP”) report for the partial resettlement had been completed and submitted to the Ghana Environmental Protection Agency (the “EPA”) for review. The site for the relocation had been selected by the Relocation Negotiation Committee and had been approved by the Ghanaian Lands Commission. Site preparation for the resettlement site was completed in December 2014 and construction commenced in February 2015. The partial relocation was completed by the end of Q3 2015.

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On August 26, 2014 the Company entered into a settlement agreement with a private Ghanaian company, Goknet Mining Company (“Goknet”), to eliminate Goknet’s claim for a 2% net smelter return (“NSR”) royalty on Phase 1 of the AGM.

The financial terms of the agreement involved $1 million cash, one million Asanko shares and the transfer to Goknet of two non-material exploration projects, Kubi and Diaso. Included in the agreement the Company will retain a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

The only material royalty now applicable to Phase 1 of the AGM is the Government of Ghana’s 5% NSR royalty.

Fiscal 2015 (Year ended December 31, 2015)

During 2015, the Company continued to focus on the development of Phase 1 of the AGM, to achieve commercial mining operations at a steady state of 190,000 ounces of gold per annum with the first gold pour in Q1 2016.

As at December 31, 2015 pre-stripping of the Nkran pit was nearing completion, with over 19 million tonnes (“Mt”) of material mined.

Ore mined to December 31, 2015 had been mostly from zones that were in the inferred category, which do not form an integral part of the mine plan, and are located peripheral to the main orebodies, which have been exposed as the mining pushback has advanced. Further mineralized zones of the main Nkran orebody were exposed in places along the western flank of the pit and were made available to support the ore production levels required as the AGM commissions and ramps up to steady-state. The ore from these zones was verified by RC grade control drilling where access permits.

Mining operations continued at rates in line with long-term steady state mining plans. The mining of the ore zones encountered during the pre-strip was selective due to the generally narrow and discontinuous nature of these zones, but geological mapping and grade control drilling provided a steady source of this ore. As mining advanced and deepened on the western flank of the Nkran deposit, ore domains continued to be exposed giving continuity along strike, at depth and considerably greater widths.

The Reverse Circulation (“RC”) drilling program commenced in April 2015. The RC drilling was aligned to the 3 meters flitch and 6 meters mining bench plans, and has been developed on 10 x 5 meter intervals. Additional inclined holes were drilled to 22.5 and 45 meter depths, and sampled at 1.5 meter intervals. This pattern provided cover for 6 benches (36 vertical meters), which is equivalent to approximately 6 months of mining.

During the pre-stripping operation, the RC drilling program evaluated the inferred resources and peripheral zones of mineralization that are located outside the main ore domains. As at December 31, 2015, 1,735 grade control drill holes have been drilled for 50,679 meters and 41,321 gold assays. In addition 1,523 meters of rip-lines have been analyzed and mapped. This has culminated in over 290,000 tonnes of ore (split into oxide, transition and fresh stockpiles) being placed on stockpile.

Commissioning of the crusher with waste was achieved on December 10, 2015. Ore commissioning of the milling and CIL circuits commenced in Q1 2016, ahead of schedule.

The tailings pipeline and return water system components of the Tailings Storage Facility (“TSF”) were completed and the Environmental Protection Agency (“EPA”) conducted its final inspection of the TSF and confirmed that all conditions of the permit were met.

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During 2015 the Company agreed with its lender, Red Kite, to consolidate the $20 million Overrun Facility into the Project Facility of US$130 million for a total Debt Facility of $150 million.

Red Kite also agreed to waive the 3% drawdown fee on the Overrun Facility and as such, Asanko drew down the remaining $20 million, removing any uncertainty over access to the funds in the event they are required. Asanko granted four million warrants to purchase common shares in Asanko to Red Kite as part of the original funding package. The strike price of the warrants was set at $1.83 per share, which was calculated based on a 25% premium to the 20-day volume weighted closing price, as at December 16, 2015. The warrants expire three years from the date of issue.

The AGM’s capital cost of $295 million continued to track within budget in 2015. At December 31, 2015, the Company had approximately $115 million in cash on its balance sheet (including the recently drawn $20 million). Approximately $229 million had been spent (cash out) on the AGM, with $66 million remaining. This left the Company with $49 million in working capital to commission the mine and get to positive cash flow, which was at this stage expected by Q2 2016.

The Company also advanced engineering of its Phase 2 Project and in May 2015 announced the results of the Phase 2 expansion Pre-Feasibility Study (“PFS”) which combines the Phase 1 project, currently under construction, with the Esaase Project as Phase 2 of the Asanko Gold Mine. The expanded project delivers enhanced project economics with superior IRRs, $147 million in NPV savings, low operating costs and strong cash flow generation against the previously envisaged standalone projects by leveraging off the infrastructure and organizational capability being put in place for Phase 1.

The Phase 2 expansion was planned to integrate the Esaase deposit with the Phase 1 Obotan project to create one large, multi-pit mine producing an average of 411,000 ounces of gold over a 10.5 year LoM from 2018. The ore will be mined and crushed at Esaase and then conveyed to a central processing facility at Obotan. The processing facility was planned to be expanded with a 5 Mtpa flotation plant which will be built alongside the Phase 1 3Mtpa CIL plant. In addition the annual throughput of the Phase 1 CIL plant would be upgraded and increased to 3.8Mtpa by adding two extra CIL tanks to allow for the blending of oxide ores from Esaase with feed from the Phase 1 pits.

Based on the PFS, the combined project, at an assumed $1,300 per ounce gold price, yields a 27% after-tax IRR with a NPV of $770 million at a 5% discount rate.

A definitive Feasibility Study for Phase 2 was underway as at December 31, 2015 and is expected to be completed in Q2 2017.

Bought Deal Public Offering

In February 2015, the Company completed a bought deal public offering of 22,770,000 common shares of the Company for gross proceeds of approximately $36.4 million (approximately C$46 million). The Company used the proceeds from the offering, together with cash on hand and the Debt Facilities, to advance Phase 1 of the Asanko Gold Mine.

Fiscal 2016 (Year ended December 31, 2016)

The Company completed the finalization of capital expenditures on the first phase of the AGM for $291 million, approximately $4 million under the budget of $295 million.

On April 1, 2016, the Company declared commercial production for the first phase of the AGM, a full quarter ahead of schedule. Commercial production was declared as a result of the mine achieving a number of key milestones including the mill processing at 111% of design capacity and gold recovery exceeding design during the month of March.

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Steady state production was achieved at the AGM by the end of Q2.

During September, a mobile crusher was commissioned to mitigate a bottleneck in the primary crushing complex and the processing plant operated at 20% above design capacity (3.6Mtpa) .

Mined ore grade increased steadily during the three quarters post the commencement of commercial production (2.0g/t average mined grade in Q4) as the central mineralized domains in the Nkran pit were exposed.

111,164 ounces were produced in H2 2016 (“H2”), exceeding the Company’s top-end revised H2 guidance of 106,000 – 111,000 ounces. The H2 guidance was increased twice during 2016 as the Company continuously exceeded gold production targets and as the processing facility continued to perform at above design performance levels.

A total of 147,501 ounces of gold were produced following the commencement of commercial production (a nine-month period ending December 31, 2016), and 147,950 ounces were sold at an average price of $1,247/ounce for gross gold revenue of $184.5 million.

The Company completed the acquisition of a new exploration target, Akwasiso, located 9kms north-east of the processing facility. Highly encouraging drill results obtained from 10,000 metres of drilling over 81 holes with visible gold intercepts and extensive mineralized intersections of similar style to the main Nkran pit.

The 2016 near mine exploration program yielded success with the delineation of Mineral Resources and Reserves at the Adubiaso Extension and Nkran Extension.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal was paid commensurate with signing the amendment. The amendments are considered to be a modification of the previous DFSA; the deferral fee of $3.275 million was paid during the second quarter 2016 and has been deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 10.6% .

The Company received total VAT refunds of $26 million in Ghana, being the majority of VAT refunds relating to first phase of construction of the AGM, as well as operational VAT receivables from Q1 pre-commercial production operations. Operational VAT payments from Q2 through Q4 of 2016 are currently being validated by the authorities in Ghana. The Company expects once the VAT backlog is recovered, quarterly VAT outflows will be offset by quarterly VAT inflows as the audit and claim process of VAT receivables is regularized.

The balance sheet at December 31, 2016 remains strong with cash of $60 million, unrefined gold dore on hand with a market value of $5.9 million and $0.6 million in receivables from gold sales. The working capital position of the Company strengthened from $66.7 million at September 30, 2016 to $72.8 million as of December 31, 2016.

In December 2016, Asanko received the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year for the Obotan Cooperative Credit Union project, an initiative aimed to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the Asanko Gold Mine catchment area.

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On October 25, 2016, the Company received the Environmental Invoice (a pre-cursor to receiving the final Environmental Permit) from the relevant Ghanaian regulatory authorities for the development of the new Esaase mine. Following the receipt of the Environmental Invoice, the Board of Directors gave approval to proceed with Project 5M. Front End Engineering and Design (“FEED”) for the plant upgrade and the overland conveyor is currently underway.

During January 2017 the Ghanaian Environmental Protection Agency (“EPA”) issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission also issued the mine operating permit for the Esaase mine.

An updated Mineral Resource and Reserve Estimate for the AGM was published on February 24, 2017, including maiden resource and reserve estimates for the three near-mine exploration deposits, Akwasiso, Nkran Extension and Adubiaso Extension. See: “Mineral Properties - Asanko Gold Mine – Updated Mineral Resource Estimate”.

Significant Acquisitions

The only significant acquisition made by the Company in the previous three years is the above described acquisition of PMI. The Company filed a Business Acquisition Report, form 51-102F4 at www.sedar.com, in conjunction with the acquisition on February 6, 2014.

BUSINESS DESCRIPTION

General

Summary

Asanko is a Canadian-based gold producer with operations in the Republic of Ghana (“Ghana”). Asanko’s vision is to build a low cost, mid-tier gold mining company. The Company’s principal asset is the Asanko Gold Mine (“AGM”) located in Ghana, West Africa. The mine is being developed and expanded in phases. The construction of the first phase, which included a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and associated infrastructure, was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016. Gold production is expected to be 230,000 to 240,000 ounces in 2017.

Asanko is planning two additional expansion projects, which combined have the potential to increase production from 230,000 to 240,000 ounces per annum to over 450,000 ounces per annum. Project 5M (previously described as Phase 2A) will upgrade the plant’s throughput to 5Mtpa and expand mining operations to integrate the Esaase deposit, including the construction of a 27km overland conveyor. The second expansion project is the construction of an additional 5Mtpa carbon-in-leach (“CIL”) plant to double throughput from 5Mtpa to 10Mtpa, known as Project 10M (previously described as Phase 2B). A Definitive Feasibility Study (“DFS”) on the expansion projects will be published in Q2 2017. A Preliminary Feasibility Study (“PFS”) on the expansion projects, previously known collectively as Phase 2, was published in May 2015, and posited attractive project economics and low operating costs. The PFS is available on the Company’s website: www.asanko.com and can be found under the Company’s profile at www.sedar.com.

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Production and Services

The Company is aggressively progressing to become a mid-tier mining company as a producer of gold via open pit mining and conventional processing of gold ores mined from its Asanko Gold Mine in Ghana, West Africa.

Specialized Skill and Knowledge

Various aspects of the Company’s mining business require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction and implementation of exploration programs as well as finance and accounting. Much of the specialized skill and knowledge is provided by the Company’s management and operations team. The Company also retains outside consultants as additional specialized skills and knowledge as required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Asanko competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which Asanko competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As Asanko’s operations and exploration business are progressing from the development stage through to the production stage, Asanko’s revenues, may be significantly affected by changes in commodity demand and prices. As the Company now carries on production activities, Asanko’s ability to fund ongoing exploration and development is augmented by the sale of gold produced by the mine and the proceeds of such sales are invested in the Company as working capital. As market fluctuations affect the price of gold, proceeds from the sale of the gold produced by the Company can be reflected accordingly. As well, the ability of the Company to continue development, exploration and increased production is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

As a planned producer of gold, the Company is not dependent on any particular customer as the market for gold is deep and worldwide. The Company could be considered to be significantly dependent upon its debt facilities contracts with Red Kite, as well as key operational contracts awarded to DRA Global and PW Mining International. It is possible each of these debt and supplier arrangements could be, if necessary, replaced by other lenders or suppliers. As the Company’s gold production increases and sales of its produced minerals continue to add value, the Company will be in a position to augment its working capital with its sales and lessens the Company’s reliance on debt financing. The current debt and supplier arrangements are set out below.

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Debt Facilities with Red Kite

In May, 2016 the Company amended its previously entered into a definitive senior facilities agreement with Red Kite an affiliate of Red Kite group mining funds in order to defer the repayment of the principal for two years. The Red Kite agreement provides for two loan facilities: the $130 million Project Facility and the $20 million Overrun Facility, the details of which are outlined below. Performance under the Debt Facilities are fully secured by the assets of the Company’s Ghanaian subsidiaries and guaranteed by the Company until Project completion. There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, and Asanko will not be restricted under the terms of the Debt Facilities from pursuing its growth strategy.

The first quarterly payment of approximately $18.0 million is now scheduled to be made on July 1, 2018, subsequent to which 9 equal quarterly instalments, will be paid with the last payment being made on July 1, 2020.

The Company agreed with its lender, Red Kite, to consolidate the $20 million Overrun Facility into the Project Facility of $130 million for a total Debt Facility of $150 million. The terms for the increased $150 million Debt Facility remain the same, except that the term is amended to change the repayment schedule and defer the initial principal repayments by two years to July 1, 2018. Interest rates accrue at LIBOR +6% with a 1% LIBOR minimum, there are no gold price or financial covenants on the loan, no hedging and no sweep of excess free cash. As the first eight principal repayments on the Debt Facility were deferred, a deferral fee of 2% of the loan principal was paid on June 30, 2016. The Company can also elect to repay the loan, or a portion thereof, early with no penalties.

Red Kite also agreed to waive the 3% drawdown fee on the cost Overrun Facility and as such, Asanko drew the remaining $20 million, removing any uncertainty over access to the funds in the event they are required. Asanko has issued four million warrants to purchase common shares in Asanko, granted to Red Kite as part of the original funding package. The strike price of the warrants has been set at $1.83 per share, which was calculated based on a 25% premium to the 20-day volume weighted closing price, as at December 16, 2015. The warrants expire three years from the date of issue.

Offtake Agreement

In October 2013, the Company entered into an offtake agreement with Red Kite in connection with the Debt Facilities, as amended in July 2014 (the “Offtake Agreement”), pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production from Phase 1 of the AGM to a maximum of 2.22 million ounces. The gold sale price will be a spot price selected during a nine day quotational period following shipment. A provisional payment of 90% of the estimated value of the gold will be made one business day after delivery, with the remaining balance payable 10 business days after shipment. The Company can terminate the Offtake Agreement prior to satisfaction of the conditions precedent for the Project Facility by repaying all amounts outstanding under the Debt Facilities, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the Debt Facilities as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

Phase 1 Engineering, Procurement, Construction Management Contract

In April 2014, the Company appointed DRA Global as the engineering, procurement, construction management contractor (“EPCM”) for the design and construction of Phase 1 of the AGM, following a competitive bidding process.

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The EPCM contract for the execution of Phase 1 of the AGM was executed in January 2015. For operational and management convenience, the off-shore engineering and procurement (“EP Contract”) aspects of the services and the Ghanaian construction management (“CM Contract”) aspects of the services were conducted under separate and distinct contracts. The overall agreement is reflected in an umbrella agreement covering all EPCM activity. DRA Global entered into the EP Contract and has agreed to guarantee the obligations of the CM contractor under the terms of the CM Contract.

Compensation under the EPCM contract is payable according to an agreed fee schedule tied to project milestones in conjunction with the schedule outlined in the 2015 Asanko Project Plan (as defined below). Fees under the contract have a capped amount of approximately South African Rand (ZAR) 140 million and certain lump sum payments may be earned by the contractor for performance against schedule and project costs. The other terms of the EPCM contract, including termination and force majeure clauses, are usual and customary for agreements of this nature.

Phase 1 Mining Contract

In November 2014, the Company completed a rigorous tendering process to select the mining contractor and awarded the contract for the Nkran pre-strip plus the first year of mining operations (the “Mining Contract”) to PW Ghana Ltd (“PW”), a subsidiary of PW Mining International Ltd of Accra, Ghana, with extensive experience in West Africa.

The contract term is from January 2, 2015 to December 31, 2016 and contemplates completion of all pre-stripping and mining activity in accordance with the 2015 Asanko Project Plan. On March 2, 2016, the Company signed a letter of agreement to extend the contract until December 31, 2020. The only other change to the original contract pursuant to the letter signed in March 2016 was that the Early Termination Payments (as defined in the original contract) were amended. No other changes were made to the original contract.

The Mining Contract is a schedule of rates contract with payment to be made according to the rates and prices contained within the agreement. Agreed rates in the Mining Contract include fixed mobilization costs, a fixed monthly cost and unit rates (per tonne of ore or waste) for drilling, blasting, loading, hauling, grade control and ore re-handling. Rates and prices include all things necessary to carry out the work as defined in the Mining Contract. PW will supply fuel and tires for the operations, but the Company has reserved the right to free issue either when it deems fit.

Monthly payments in the Mining Contract are adjusted by an amount to allow for the increase or decrease in PW’s costs at the AGM for labour, parts and services, and the monthly fixed cost (rise and fall). Except with respect to labour costs, the variables in the rise and fall formula will be adjusted quarterly. This adjusted formula shall then be applicable for the forthcoming quarter (i.e. no retrospective rise and fall will apply). With respect to labour, rise and fall will apply when the salary/wage adjustments occur. The other terms of the Mining Contract, including penalty, termination and force majeure clauses are usual and customary for agreements of this nature.

Phase 2

Pursuant to Board approval in Q4 2016 of the AGM 5M expansion noted above FEED has commenced and is on track for completion in Q2 2017. The plant upgrades are expected to be completed by Q4 2017. Construction of the conveyor is expected to begin in Q2 2017 and be completed in Q4 2018. Bush clearing and mine infrastructure development at Esaase is expected to start in H2 2018.

Changes to Contracts

Asanko does not anticipate that it will be affected in the current financial year by renegotiation or termination of contracts that could materially affect the Company’s business plan.

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Environmental Protection

The Company’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of emissions in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company’s current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2016, the Company had approximately 380 full-time employees, 50 temporary workers and 1,300 construction contractors employed across its site operations and corporate and regional offices.

Foreign Operations

Substantially all of the Company’s material mine development operations are currently conducted in Ghana, a foreign jurisdiction, and as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as: military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Asanko’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Asanko’s mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations and financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the Asanko Gold Mine or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

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Free Carried Interest to the Ghanaian Government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006 (the “Ghanaian Mining Act”), (Government Participation in Mining Lease) provides: Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owned the Esaase concession have been issued into the name of the Government of Ghana. The government had a nominee on the board of this subsidiary. There is no shareholder agreement between the Company and any of its shareholders, as the 90% shareholder and the Government of Ghana as the 10% shareholder and the 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Asanko Ghana but does not have to contribute to its capital investment. The Obotan Property which became indirectly owned by the Company in 2014 upon completion of its acquisition of PMI (described above) is also subject to the 10% free carried interest obligation in favour of the Ghanaian government. In Q1, 2016 the Company completed a corporate restructuring (see:“Reorganizations” below) of all its Ghanaian operating assets, meaning both the Esaase and Obotan properties are owned by Asanko Gold Ghana Ltd. (“AGGL”) and as such the 10% equity share resides with the Government of Ghana.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the government of Ghana amended section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years.

Reorganizations

The Company initiated a corporate restructuring for housekeeping purposes following the PMI acquisition. The intention of the restructuring was to transfer all mining leases and concessions held by Adansi Gold Company (Ghana) Limited (“Adansi”) into Keegan Resources (Ghana) Limited (“KRGL”). In addition, KRGL will transfer the Asumura exploration concessions to a new subsidiary, Asanko Gold Exploration Ltd. Asanko Gold Exploration Ltd. will become the Company’s exploration vehicle in Ghana and continue to be owned 100% by Asanko Gold Barbados Inc.

During the year ended December 31, 2016, the Company transferred the assets related to the Obotan project from Adansi Ghana to KRGL in order to have the two neighbouring gold projects, Obotan and Esaase (which together form the AGM) owned and managed by the same Ghanaian subsidiary. The assets transferred include the Abirem, Abore and Adubea mining leases and all of the AGM assets.

During February 2016 the Company received ministerial consent for the transfer of the Abore, Abriem and Adubea mining leases from Adansi to KRGL. All material and in force contracts were either novated or assigned pursuant to the transfer of the mining leases to KRGL.

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Following the re-organization, KRGL was be renamed Asanko Gold Ghana Ltd. (“AGGL”) and now is the Company’s operating entity in Ghana, holding all of the assets of the AGM. AGGL is 90% owned by Asanko Gold Barbados Inc. and the Government of Ghana has a 10% free-carried interest. In the future, the Company intends on winding up Adansi and PMI.

Social and Environmental Policies

Corporate Social Responsibility (“CSR”) Policy

Asanko believes that corporate social responsibility is integral to meeting our strategic objectives as it will ensure we maintain our social license to operate, enhance our reputation with all our stakeholders, improve our risk management, reduce our cost of production and both directly and indirectly benefit the communities we operate in beyond the life of our mines.

The Company’s approach to CSR is based on the following principles:

i.	Complying with our corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen.

ii.	Mitigating our impact on the environment.

iii.	Maintaining a high level Health and Safety performance.

iv.	Actively identifying opportunities to make a positive and meaningful contribution to the communities we operate in beyond the life of our mines.

v.	Contributing to the economic and social development of our host countries.

vi.	Developing our employees.

vii.	Adhering to our values and demonstrating them in our behavior.

Asanko follows these guidelines in our CSR conduct:

i.	We embrace the objectives of the African Mining Vision and are guided by the Global Reporting Initiative in our CSR reporting.

ii.	We regularly engage with our stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before we act.

iii.	We work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate.

iv.	We hire local, regional and national residents and use goods and services from our local communities wherever possible, without compromising our quality and efficiency standards.

v.	We uphold fundamental human rights and do not interfere or take sides in politics or social issues.

vi.	We work with unified local committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements.

vii.	We do not tolerate any unethical behaviour by any stakeholder involved in our business.

Social Investment Initiative

On November 3, 2016, the Company announced it had been awarded the Ghana Mining Industry Awards (“GMIA”) 2016 Corporate Social Investment (“CSI”) Project of the Year, for the Obotan Cooperative Credit Union (“OCCU”) initiative. The OCCU aims to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the Asanko Gold Mine catchment area. The OCCU was launched in December 2015, before the Asanko Gold Mine had poured first gold, and now has over 800 members and more than GHS200,000 in assets. The OCCU is sponsored by Asanko and the German government-backed development organization, Deutsche Gesellschaft für Internationale Zusammenarbeit GmbH (“GIZ”), and is also an affiliate member of the Credit Union Association of Ghana.

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Environmental Policy

Asanko aspires to provide safe, responsible and profitable operations whilst ensuring sustainable natural resources development for the benefit of our employees, shareholders and host communities. We will endeavour to protect and conserve the natural environment for future generations.

In adopting the following principles, Asanko intends to drive continuous improvement and excellence in environmental performance:

i.	Asanko will communicate its commitment to excellence in environmental performance to our employees, contractors, government agencies and the community.

ii.	Asanko will comply with host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

iii.	Asanko will allocate the necessary resources to ensure we meet our reclamation and environmental obligations.

iv.	Asanko will strive to prevent pollution of air, land and water, and will implement appropriate waste management practices.

v.	Asanko will strive to be energy efficient in everything we do.

vi.	Asanko will explore opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

vii.	Asanko will develop and utilize an Environmental Management System that ensures prioritization, planning, implementation, monitoring, review and transparent reporting.

viii.	Asanko will routinely set and review environmental targets and performance for each project and report on progress to our employees, shareholders, government agencies and the community.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Asanko that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Asanko’s business and its involvement in the gold exploration and development industry.

An investment in the securities of Asanko is considered speculative and involves a high degree of risk due to, among other things, the nature of Asanko’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the Company are speculative due to the high-risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2016, or with reference to information which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

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A summary of the principal risks the Company faces are as follows:

•

the value of its reserves and the outlook for profitable mining from its operations is dependent on continued strong gold prices, achieving planned production rates and life-of-mine costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

•

the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The Company’s estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond its control;

•

mining risks which affect all companies in the industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

•

other general and specific risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

•	that the price of gold will neither fall significantly nor for a prolonged period of time in the foreseeable future;

•

that there will be no significant changes to Ghana’s mining or tax laws, or the imposition of exchange controls in Ghana that materially adversely affect the Company’s operations or changes in laws that could affect title to its Asanko Gold Mine;

•	that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

•	that there will be no further material upheavals in world financial markets and that interest and exchange rates will remain relatively stable; and

•	that key personnel will continue their employment with the Company.

Operational risks

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares this AIF in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources constitutes or will be converted into reserves.

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Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Life of mine plans

Life of mine estimates for each of the properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Reserves can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, Asanko is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations.

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Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the Company’s development project. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations were to increase significantly, and remain at such levels for a sustained period of time, this would have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

This AIF and the Company’s other public disclosures contain estimates of future production, operating costs, capital costs and other economic and financial measures with respect to existing mines and certain development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

•	actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	exchange rate and commodity price fluctuations;
•	shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
•	labour shortages or strikes;
•	litigation;
•	terrorism;
•	civil unrest and protests;
•	restrictions or regulations imposed by governmental or regulatory authorities;
•	permitting or licensing issues; or
•	shipping interruptions or delays.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Extraction

A number of factors can affect the Company’s ability to extract ore efficiently in the quantities that we have budgeted, including, but not limited to:

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•	ground conditions;
•	geotechnical conditions;
•	geological conditions;
•	chemical effects;
•	efficiency; and
•	scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the Company’s production schedule. Although we review and assess the risks related to extraction and put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might cause a project to be delayed, which could have an effect on business, results of operations, financial condition and share price.

Processing

A number of factors could affect the Company’s ability to process ore in the tonnages budgeted, the quantities of the metals deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

•	the presence of oversized material at the crushing stage;
•	material showing breakage characteristics different to those planned;
•	material with grades outside of planned grade range;
•	the presence of deleterious materials in ratios different than expected;
•	material drier or wetter than expected, due to natural or environmental effects; and
•	viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on future cash flow, results of operations and financial condition.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Compliance with these laws may require significant expenditures. If the Company is unable to comply fully, it may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the Company to be unable to obtain or maintain required permits. There can be no assurance that the Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results.

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New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment the Company operates in or otherwise, could have a material and adverse effect on the Company’s future cash flow, results of operations and financial condition.

Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company also depends on the technical expertise of its professional employees. The Company faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at the Company’s properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including:

•	political;
•	war, terrorism and civil disturbance risks;
•	changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
•	the cancellation or renegotiation of contracts;
•	the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
•	the risk of expropriation and nationalization; and
•	delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

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There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

Contractors

The Company uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the Company’s control, including:

•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over such aspects of operations that are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement with us;

•	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition.

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Mining is inherently dangerous

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and Health and Safety Issues

Although the Company monitors its mining sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

•

the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

•	the compliance will not be challenged; or

•	the costs of compliance will be economical and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

The Company may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if we are ultimately successful, the Company may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at Asanko’s mines or projects that we are unaware of. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mine site or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of Asanko or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the properties of the Company and other penalties and liabilities related to associated losses, including, but not limited to:

•	restrictions on or suspension of the activities of the Company;
•	loss of rights, permits and property, including loss of the Company’s ability to operate in that country or generally;
•	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•	premature reclamation of operating sites; and
•	seizure of funds or forfeiture of bonds.

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The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition and share price.

In Ghana, the Company is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. Further, the Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. Although the Company has currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate Change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (known as carbon taxes) may adversely affect the Company’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. The recent Paris climate accord signed by 195 countries in December 2015 marks a global shift toward a low-carbon economy.

Health and Safety Risks

The Company is exposed to pandemics such as malaria and other diseases, such as dengue and chikungunya. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the Company.

In addition, as a result of workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the Company’s future cash flows, earning, results of operations and financial condition.

Permitting

The operation, exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of Phase 2 of the AGM or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

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The Company’s ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company’s properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests in order to operate efficiently, the Company may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Community risk

Maintaining a positive relationship with the communities in which Asanko operates is critical to continuing successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture.

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As a mining business, Asanko may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from the Company’s commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. Asanko may face opposition with respect to current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities.

Infrastructure and Water Access

The Company’s operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Exploration and development risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.

The Company’s ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the Company has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

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There is no assurance that our exploration programs will expand the Company’s current mineral reserves or replace them with new mineral reserves. Failure to replace or expand the mineral reserves could have an adverse effect on the Company.

Mine development

The development of Phase 2 of the AGM will require the construction and operation of an open-pit mine, a conveyor, an upgraded CIL plant and the addition of a floatation tank. As a result, the Company is and shall continue to be subject to all of the risks associated with establishing new mining operations including:

•	the availability of funds to finance construction and development activities;

•	the receipt of required governmental approvals and permits;

•	the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;

•	adequate access to the site and unanticipated transportation costs or disruptions; and

•	potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with the construction of Phase 2 of the AGM, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with Phase 2 of the AGM could delay or prevent the construction and start-up of the mine as planned. There can be no assurances that the current construction and start-up plan for Phase 2 of the AGM will be successful.

Risks Relating to the Value of Securities

The Company’s Common Shares may experience price and volume volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and the price may decline below their acquisition cost. As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

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In the past, following periods of volatility in the market price of a Company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations. The Company does not currently hedge its gold sales although it may do so in future.

Insufficient financing

To fund growth, the Company may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The Company believes it will fund Phase 2 of the AGM with cash flow from operations however; the Company may be required to seek additional financing should any number of factors change. In addition, the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new common shares, purchase common shares for cancellation pursuant to normal course issuer bids, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into common shares of Asanko or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Market Price of Common Shares

The Company’s common shares are publicly traded and are subject to various factors that have historically made the common share price volatile. The market price of Asanko’s common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of Asanko’s common shares may increase or decrease in response to a number of events and factors, including: operating performance and the performance of competitors and other similar companies, volatility in metal prices, the public’s reaction to news releases on developments at mines and other properties, material change reports, other public announcements and the Company’s filings with the various securities regulatory authorities, changes in earnings estimates or recommendations by research analysts who track Asanko’s common shares or the shares of other companies in the resource sector, changes in general economic and/or political conditions, the number of common shares to be publicly traded after an offering of Asanko’s common shares, the arrival or departure of key personnel, acquisitions, strategic alliances or joint ventures involving the Company’s or its competitors, and the other risk factors described herein.

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In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of Asanko’s common shares, regardless of our operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, the breadth of the public market for Asanko’s common shares and the attractiveness of alternative investments.

The effect of these and other factors on the market price of Asanko’s common shares on the exchanges on which they trade has historically made Asanko’s common share price volatile and suggests that the common share price will continue to be volatile in the future.

Debt repayment

The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on outstanding debt depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness. The Company may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the business, the results of operations and the ability to satisfy obligations including those with respect to debt instruments.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the Company’s definitive senior facilities agreement are subject to fluctuation based on changes to specified interest rates. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and the Company’s net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. The Company does not currently hedge against interest rate risk, although it may do so from time to time in the future.

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Foreign currency and foreign exchange

The Company receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand, and Canadian dollars. Each of these currencies fluctuates in value and is subject to their own country’s political and economic conditions and the Company is therefore subject to fluctuations in the exchange rates between the US dollar and these currencies. These fluctuations could have a material effect on the Company’s future cash flow, business, results of operations, financial condition and share price and lead to higher construction, development and costs other than anticipated. The Company does not currently hedge against currency exchange risks, although it may do so from time to time in the future.

Credit rating downgrade

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the Company’s debt. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the Company’s debt. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Taxation

The Company has operations and conducts business in a number of different jurisdictions and is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy assets.

In addition, the Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results.

Repatriation of funds

Asanko expects to generate cash flow and profits at our foreign subsidiaries, and may need to repatriate funds from those subsidiaries to service indebtedness or fulfill the Company’s business plans, in particular in relation to ongoing expenditures at development assets. Asanko may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial reporting risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2016 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

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No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

Public company obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the Company’s assets is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The Company’s fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the Company does not achieve its valuation assumptions, or it experiences a decline in the fair value of our reporting units, it could result in an impairment charge, which could have an adverse effect on the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the Company’s financial condition and results of operations in the future.

Corporate risks

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

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Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Asanko’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Asanko believes that it operates in a manner that is respectful to all stakeholders and takes care in protecting its image and reputation, it does not have control over how it is perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations, financial condition and share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. For example:

•	there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;

•	a material ore body may prove to be below expectations;

•	the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;

•	the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractor; and

•	the acquired business or assets may have unknown liabilities which may be significant.

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Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. User access and security of all IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities would likely, absent positive catalysts, decline and investors could lose part or all of their investment.

Other risks and uncertainties

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all risks faced by the Company. Additional risks and uncertainties not presently known to the Company or that management currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly.

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MINERAL PROPERTIES

The Asanko Gold Mine

The following is a summary description of the development stage project known as the Asanko Gold Mine (“AGM”) and is a direct extract and reproduction of the summary, without material modification, contained in the technical report entitled “Asanko Gold Mine – Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report” dated June 29, 2015, prepared by DRA Projects (Pty) Limited and authored by Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM, Doug Heher, B.Sc Eng (Mechanical), PrEng., Thomas Kwabena Obiri-Yeboah, B.Sc Eng (Mining), PrEng, John Stanbury, B.Sc Eng (Industrial), PrEng., Charles J. Muller, B.Sc. Hons (Geology), B.Sc. Hons (Geology) Pr. Sci. Nat. and David Morgan, M.Sc. Eng (Civil), CP Eng, each of whom is an independent Qualified Person (the “2015 Asanko PFS”). The work and conclusions of the 2015 Asanko PFS are disclosed in accordance with NI 43-101.

An updated Mineral Resource and Reserve Estimate for the AGM was published on February 24, 2017, including maiden resource and reserve estimates for the three near-mine exploration deposits, Akwasiso, Nkran Extension and Adubiaso Extension. See the below section “Mineral Properties - Asanko Gold Mine – Updated Mineral Resource Estimate”.

All defined terms used in the summary below have the meaning ascribed to them in the 2015 Asanko PFS, and as a result may differ from the defined terms used elsewhere throughout this AIF. The below summary is subject to all the assumptions, qualifications and procedures set out in the 2015 Asanko PFS and is qualified in its entirety with reference to the full text of the 2015 Asanko PFS, which has been filed on June 29, 2015 and is available for review under the Company’s profile at www.sedar.com.

Following the acquisition of PMI in early 2014, Asanko combined its Esaase Gold Project with PMI’s Obotan Gold Project to form the Asanko Gold Mine. Asanko is intending to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase. Phase 2 would be premised on processing ore from Esaase in an expanded Phase 1 processing facility, utilising much of the infrastructure of Phase 1.

Phase 1 of the AGM has been under development by the Company since August 2014 and the Company poured its first gold in January 2016. In November 2016 the Company commenced implementation of Phase 2 of the AGM.

Project Description, Location and Access

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana (Figure 5.1) . The Project concessions are owned 100% by Adansi, a 100% owned Ghanaian subsidiary of Asanko. The government of Ghana retains the right to take a 10% free carried interest in the AGM under Section 8 of the Ghanaian Mining Act. The Esaase concessions are 90% owned by KRGL, a 100% owned Ghanaian subsidiary of Asanko, with the Government of Ghana owning 10% reflecting its free carried interest.

Asanko holds four mining leases (Table 5.1) as well as prospecting and reconnaissance licenses which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. These concessions cover an area of approximately 309.61 km2, between latitudes 6° 11’ 54.985” N and 6° 35’ 33.074” N, and longitudes 2° 4’ 59.195” W and 1° 51’ 25.040” W.

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the resources defined to date. All other concessions held by Asanko in the area contain exploration potential defined to date and in some instances locations for infrastructure. The EPA grants permits on a perennial basis to conduct exploration.

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With respect to the AGM areas, all permitting within the aforementioned governmental permitting structure is up to date and accounted for.

Figure 5-1: The Asanko Gold Mine Location

Table 5-1: The Asanko Gold Mine Mining Licences

Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license
Esaase	KRGL	EPA/PR/PN/804	04/09/1990	03/09/2020	Mining area applied for
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid

All concessions carry a 10% free carried interest in favour of the Ghanaia an government. The government interest is reflected in a 10% ownership of the operating company, and the government has a right to 10% of any intercompany dividends paid by the subsidiary. The leases are also subject to a 5% royalty payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee.

There is no environmental liability held over Asanko for any of the AGM concessions relating to Phase 1 with the exception of project works to date. There is a potential environmental liability on the Company’s Jeni River concession which was inherited with the acquisition of the Esaase concession and is reported in its December 31, 2016 financial statements as an Asset Retirement Obligation.

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi. There are several local villages near the AGM site; the closest to the plant site is the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

There are daily flights from Accra to Kumsi flown by several different airlines. In addition, there is a small airstrip located adjacent to the Phase 1 infrastructure west of the Nkran village. Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

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The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80 metres above sea level, but the areas impacted by the AGM deposits generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the Wet Evergreen Forest Zone.

The Project is currently under construction and infrastructure is progressing. Current site infrastructure consists of:

•	an exploration office, core storage area and accommodation facility located just west of the village of Nkran;

•	an exploration office, core storage area and accommodation facility located just north of the village of Tetrem;

•

infrastructure remaining from the operations of Amansie Resources Limited consisting of administrative buildings (fully renovated), a mine village equipped with a water treatment plant, that is partially habitable and a 33 kV power supply from the ECG sub-station at Gyagyatreso;

•	communications currently available at the site are good. Vodafone has recently completed the installation of communication towers which have significantly improved network coverage on site;

•

the section of the haul road between the Nkran Pit and Abore Pit south of the tar road has been upgraded to serve as the main access road to the mine. This is a private (mine road) and does not pass through any minor village;

•

power supply infrastructure has suitable capacity to support the operation during construction. Asanko has been receiving uninterrupted power via the 30km long, 161kV power line from the state owned Volta River Authority (“VRA”) and the tariff is in line with the DPP rate of US$18c/kWh. Asanko has finalized a short-term power supply agreement with VRA; and

•	in addition, the Company has installed 20 megawatts of diesel generator capacity at site as a 100% redundant back-up supply of power. The back-up power is fully operational.

Water is readily available in the AGM area. A ground water assessment of the planned Nkran and Adubiaso Pits was conducted based on an investigation that took place from April to June 2012 and included the drilling of eight investigation holes and the pump testing of six bores.

The results of this program indicates that the base load process raw water requirement of 7 litres per second could be supplied by two of the bores operating on a duty and standby basis with a third equipped as a spare.

Potable water is available at both of the accommodation camps (Phase 1 and Esaase) and is more than adequate to provide potable water needs to the work force.

History

Nkran Area

Nkran appears to be quite important from the viewpoint of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day.

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In the late 1980s, this prospect attracted the attention of consultant Dr. Alex Barko who recommended the area to one of his local client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL and Kiwi International Resources Limited.

By early 1995, resource estimates (measured, indicated and inferred) were reported as 4.8 Mt grading about 3.7 g/t for an in-situ gold content of close to 600,000 oz. A feasibility study was completed and a mining lease was granted in late 1995. In May 1996 the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute Limited (“Resolute”) who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150 m at Nkran and to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4 Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. Mining operations ceased in 2002 due to low gold prices and the concessions were reclaimed and returned the Government of Ghana.

Abore Area

The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining licence (Asuadai prospect) at Adubea in 1991.

In the mid-1990’s, Mutual Resources (“Mutual”) of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect).

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

Adubiaso Area

During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. There were no known historical workings on this area.

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Asuadai Area

The Asuadai prospect has predominantly been worked by local artisanal miners who have undertaken minor pitting in the region down to 5 to 10 m through the oxide material to expose these stock work vein sets. There were no known formal historical mining workings on this area.

Dynamite Hill Area

There was no historical exploration or mining activity known at Dynamite Hill.

Esaase Area

Artisanal mining has a long history in the Bonte Area, associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between 1900 to 1939; however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to Bonte Gold Mining (“BGM”), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous Placer Gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko, then called Keegan Resources Inc., signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments.

Geological Setting, Mineralization and Deposit Types

The geology of economic interest in Ghana is comprised predominantly of rocks of the Birimian and to a lesser extent of units belonging to the Tarkwaian. The Birimian consists of narrow greenstone (volcanic) belts, which are traceable for hundreds of kilometres along strike, but are usually only 20 to 60 km wide. The greenstone belts are separated by wider basins of mainly marine clastic sediments. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits, for which the region is well known, and often result in systems of gold-bearing quartz veins within the tightly folded Birimian-age sedimentary rocks.

The AGM concessions are located in the centre of the Kumasi basin, nearly equidistant between the north-west flank of the Ashanti Belt and the south-east flank of the Sefwi-Bibiani Belt, (Figure 5.2), and form part of the Asankrangwa Gold Belt, a complex northeast trending shear system, situated along the central axis of the Kumasi Basin, bearing quartz reefs and granitic intrusives, within a zone that is about 15 km wide, and may be traced for a northeast-southwest distance of some 150 km.

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Figure 5-2: Location of the Asankrangwa Gold Belt in relation to the Ashanti and Sefwi Gold Belts

Gold mineralization in the AGM area is hosted in Birimian meta-sediments and basin-type granites and is associated with major northeast striking, 5 to 40 m wide graphite-chlorite-sericite fault zones. In particular, gold mineralization is developed where the northeast fault zones intersect major east-to-northeast striking fault zones, and especially where they are recognized to have influenced granite emplacement, alteration and Au geochemical trends.

The AGM area contains six major systems of gold-bearing quartz veins hosted by tightly folded and foliated Birimian-age altered sedimentary rocks, and basin-type granites within several well defined parallel structural corridors. The host rock package includes shale, siltstones, granites, and lesser feldspathic sandstones. The sedimentary packages are moderately to str rongly folded and foliated with shale generally displaying better development of foliation than siltstone. The intrusive packages generally display less strain than the sedimentary packages. The mineralized quartz veins are syn-kinematic to post-kinematic, and generally form sets of sub-vertical to gently dipping veins, with the syn-kinematic veins folded about the dominant axial plane cleavage. The overall trend of the mineralized bodies is northeast with a moderate dip to the west. The vein arrays within these bodies have various orientations. The most common orientations are north striking with vertical dips.

Akwasiso Satellite Deposit

The newest target, Akwasiso, is located on the Nkran shear corridor (see Figure 5-3) and lies approximately 2 km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit. Until recently the area was designated as Small Miner’s Concessions. Asanko recently obtained the rights to the mineral concessions, which are contained within its existing Abirem mining lease.

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Figure 5-3: Locality Map of Akwasiso Satellite Deposit

The Akwasiso target is situated immediately north-east of the Nkran Extension deposit and the Tailings Storage Facility. The target sits on the Company’s existing Abriem mining lease, but until recently had been designated as “small mining concessions” and owned by small scale alluvial miners. The Company acquired the concessions earlier this year which had been previously explored by a prior operator.

During 1997–2000, 183 diamond and reverse circulation holes were drilled on the Akwasiso target, although no compliant Mineral Resources were estimated. According to drilling logs and reports, the total amount of known historic drilling was approximately 11,600m with numerous mineralized high-grade intercepts. The drilling was limited to a depth of approximately 100m.

Exploration

Asanko has undertaken extensive geophysical surveys (both ground and airborne), surface mapping and reconnaissance, data accumulation, reverse circulation drilling, diamond drilling and validation over the Abore, Asuadai, Adubiaso, Dynamite Hill, Nkran and Esaase concessions.

The surface mapping study concluded that only 7% of Asanko’s highly prospective concession area had been explored historically. The study has provided a better understanding of the controls on the location of gold deposit formation and the expression of these controls in exploration data and a significant number of new exploration targets have been generated. The identified targets provide a clear opportunity for the exploration team and offer the potential for rapid delineation of new deposits and resource areas.

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The 2015 exploration programme was designed to provide a cost effective validation of prospective targets, as well as establish a level of parity to the data coverage. To this end, an airborne geophysical survey was conducted during 2015 in order to infill areas not flown already, and importantly lay the foundation for contiguous geological and structural modelling of targets. Near surface oxide targets were prioritized for investigation during 2016.

The 2016 near mine exploration program yielded success during Q3 with the completion of the Nkran Extension resource estimate and the completion and submission of the Supplementary Environmental Impact Study for the Adubiaso Extension. The Company received the permit for the Adubiaso Extension at the end of Q3 2016, completed initial grade control drilling and commenced mining in Q4 2016. The permit for the Nkran extension was received in Q4 2016 with mining expected to commence in Q1 2017. Extremely promising results from exploration at the newly-acquired Akwasiso deposit lead the Company to believe this is a very high-potential target with significant mineralization. The predominantly oxide ores from these targets are expected to be blended with fresh ore from the Nkran pit to maximize utilization of the existing processing plant’s capacity. These satellite deposits, together with Dynamite Hill, are likely to provide additional ore sources in 2017.

Drilling

Phase 1 Deposits

Drill traverses for all Phase 1 project areas are generally aligned perpendicular to the local NE-SW mineralized trends.

To date, a total of 1,947 holes have been drilled in the four deposits (Nkran 877, Adubiaso 327, Asuadai 143, Abore 463, and Dynamite Hill 137).

The resource drill hole spacing varies between the projects, from as small as 10 to 15 m across strike, and 15 to 50 m along strike (to define near mine surface projections of mineralization). Drill coverage at depth is variable approaching the maximum drilled depth of 590 m from surface in drill hole RCD802A at the Nkran deposit.

The drilling density is considered appropriate to define the geometry and extent of the mineralization for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

Esaase

The drilling program conducted at the Esaase deposit focused mainly on the northwest striking gold bearing structures in the Esaase concession but in addition, targets on the Jeni, Dawohodo and Mpatoam concessions were drilled. The drilling program entailed both surface reverse circulation (“RC”) and diamond core (“DC”) drilling methods focused on the targets identified by soil sampling, trenching and geophysical interpretations.

A total of 1,496 drillholes were completed on the Esaase area. The vast majority of the drillholes into the west dipping mineralization were collared at an orientation of approximately 100º (UTM). A small number of drillholes were drilled towards approximately 300º. Of these, 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

Phase 2 Deposits

Following a successful prospectivity mapping program that identified a series of drill ready targets on the Company’s substantial land package in 2015, a number of these targets have been or are being drilled with a goal of upgrading them into a category of resource status on a systematic basis. The focus is currently on three near surface oxide targets within short trucking distance of the existing processing plant: Nkran Extension, Adubiaso Extension and Akwasiso. Each of these targets are expected to provide additional feed to the existing plant in 2017 and 2018 until construction of Project 5M (previously described as Phase 2A) is complete and ore feed for the expanded plant capacity is sourced from the Esaase pits. Given these deposits are free milling and present as near surface, they are expected to produce gold at marginal cost, helping to generate significant free-cash flow during the Project 5M build.

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The Nkran Extension and the Adubiaso Extension have been incorporated into the new AGM Life of Mine plan, which was expected to be announced in Q4 2016 as part of the Definitive Feasibility Study for the Phase 2 expansion project.

Nkran Extension

The Nkran Extension is located on the Nkran shear structure, approximately 1.5km from the Nkran pit, and runs for 900m North-South adjacent to the existing Tailings Storage Facility (“TSF”). The zone of interest was originally indicated from sterilization drilling for the TSF in 2013.

During Q1 2016 the zone was infilled by Reverse Circulation (“RC”) drilling on a heel-toe 40m x 20m grid. In Q2 2016, following the completed assaying of the 29 RC drillholes (approximately 2,200m), a classified Mineral Resource has been estimated. The Measured & Indicated Mineral Resources is estimated at 758,658 tonnes at 1.76g/t for 42,930 contained ounces of gold at 0.8 g/t cut-off. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

The Nkran extension permit applications were lodged with the relevant regulatory bodies during Q3 2016 with the requisite permits expected in Q1 2017 and mining is expected to commence later in 2017.

Table 1: Nkran Extension – Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,001,515	1.49	47,967
0.6	913,008	1.58	46,414
0.7	830,438	1.67	44,691
0.8	758,658	1.76	42,960
1.0	631,098	1.94	39,294

Table 2: Nkran Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,033,300	1.36	45,303
0.6	899,110	1.48	42,924
0.7	810,495	1.58	41,077
0.8	740,643	1.65	39,386
1.0	610,805	1.82	35,671

Notes:

(1)

All figures are in metric tonnes and columns may not add up due to rounding. A gold cut-off grade of 0.8 g/t has been used. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 1oz troy 31.10348g.

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Adubiaso Pit Extension

The Adubiaso pit is a previously mined satellite pit at the AGM, which is estimated to contain 1.8 million tonnes of Proven and Probable Mineral Reserves at 2.07 g/t gold. These Mineral Reserves lie predominantly under the old pit and form part of the current life-of-mine plan for the AGM. In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100 metres) of RC drilling and delineated a classified Mineral Resource, as per the tables below. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

The supplementary Environmental Impact Statement for Adubiaso Extension was submitted earlier in 2016 and the requisite permits were received during Q3 and mining of the deposit has begun.

Table 1: Adubiaso Extension - Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	992,408	1.43	45,612
0.6	833,738	1.60	42,812
0.7	714,505	1.76	40,320
0.8	628,602	1.89	38,249
1.0	482,590	2.19	34,034

Table 2: Adubiaso Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	406,846	1.69	21,394
0.6	328,860	1.96	20,042
0.7	269,528	2.24	18,815
0.8	239,597	2.42	18,086
1.0	191,347	2.79	16,657

Notes:

(1)

The cut-off grade used was 0.8 g/t. Columns may not add up due to rounding. All figures are in metric tonnes. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 1 oz troy = 31.10348g.

Akwasiso Satellite Deposit

The newest target, Akwasiso, is located on the Nkran shear corridor and lies approximately 2 km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit. Until recently the area was designated as Small Miner’s Concessions. Asanko recently obtained the rights to the mineral concessions, which are contained within its existing Abirem mining lease.

The Akwasiso target area is particularly prospective as it was previously drilled by the past owner of the Mineral Concessions and has a known non-compliant Mineral Resource Estimate. A 10,000m drilling program has been undertaken by Asanko to validate the geology and grade continuity of at surface mineralized oxide zones defined by a previous operator. The historical drilling only evaluated the deposit to a depth of 100 metres, while the current program will incorporate deeper drilling to more fully understand the potential of the deposit. The program consisted of 10,000m of reverse circulation and diamond drilling with assay results mostly still pending. Visual inspection and logging of the current program’s core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite in a mixed sedimentary package, with altered and mineralized sandstone units containing silicification, sulphides and quartz veining. Visual gold was observed in several intercepts. In addition to confirming this historical work, significant mineralization has now been discovered below and on the western flank of the previous drilling.

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Highlights of the initial assay results are below; complete drilling results will be announced as they become available. The Company expects to publish an initial NI 43-101 compliant Mineral Resource Estimate on the Akwasiso deposit during Q1 2017.

Hole ID	From (m)	To (m)	Intersection
AKDD16-004	149	203	54m @ 3.85g/t Au
AKDD16-011	169	185	16m @ 3.65g/t Au
AKDD16-013	69	81	12m @ 4.66g/t Au

Sampling, Analysis and Data Verification

Phase 1 Deposits

RC samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site.

For diamond drill core, after geological and structural logging, sampling was routinely taken at 2m intervals downhole or to geological contacts, and 1m samples are taken in the mineralized zones. Given familiarity with the mineralized zones at Nkran, routine 2m sampling outside of the mineralized zones was replaced with sampling 5m either side of the main mineralized zone, and where occasional alteration and veining are recognised.

Core was routinely photographed prior to cutting, then laid in single trays and labeled. Once logged, the core is marked for sampling and cut using a diamond blade saw. Core is handled by several trained technicians during the cutting process.

After the core is half-cut, it is carefully placed in plastic bags marked with a unique sample number. A piece of flagging tape with the sample number was inserted into the bag for further reference and security. Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. Sample bags are stapled before being dispatched. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory. The sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current mineral resource estimates.

PMI typically inserted random blank samples into the assay stream. These blanks consistently returned very low assays. Additionally, any samples in which visible gold was noted, during the logging or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallic, or a bulk cyanide leach assay. In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

Comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data. The assay labs utilised by PMI utilised their own in-house QC programs. These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end of the rack; two duplicates selected randomly and positioned immediately under the original and one blank positioned randomly.

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All sampling was carried out under the direct supervision of PMI senior personnel, either the president, VP of exploration, project manager, or the chief geologist. All drill cores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices or sampling and storage facility in Nkran. All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi. All samples were analysed for gold, either by 50 g Fire Assay or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings. Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated. Remaining samples, expected to represent “waste” or non-ore mineralized are analysed using straight fire assay.

The technical report authors are of the opinion that the QAQC undertaken by the three companies, RSG, PMI and Asanko, is adequate and that the current QAQC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

Inspections of the Company’s drilling techniques, sampling, logging procedures, density measurements, exploration data, resources review, geochemical sampling, data QAQC, data entry, and laboratory have been conducted, as well as site and assay laboratory inspections, with no serious issues with regard to any of the data identified. In addition, the database was reviewed and validated prior to commencing the 2015 Asanko PFS. The conclusion was that the application of the surface drillhole data is adequate for the geo-statistical estimation processes employed on the various tenements of the AGM, and the geological logging, sample preparation and analytical procedures conform to industry standards and are therefore adequate for use in geological modeling and geo-statistical estimation.

Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory.

Esaase

The drill chips from the RC drilling program were collected in 1m intervals downhole via a cyclone which discharged into PVC bags. The collected samples were weighed prior to splitting and then were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. The RC chip material was stored in trays which were systematically compiled and logged with all bulk rejects stored at the Asanko Gold’s exploration camp in the village of Tetrem. All 1m interval samples were submitted for analysis.

For diamond drilling, the sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological or structural features. After December 2006, the sample interval was 1m intervals with the majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.

The required interval was marked on the core and the sample cut in half by electric diamond blade core saw. The standard protocol is that the cut is made 1cm to the right in a downhole direction of the orientation line, with the left side being retained and the other half broken up for assay. In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

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The structure orientations noted in the core were routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics. The core was transferred from the trays and pieced together on a V-rail (angle iron) rack. The orientation line (bottom of hole), determined by the orientation tool recorded during drilling, was drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of metallurgical drillholes of approximately 28 oriented HQ3 core drillholes were drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

The sample recovery for the RC drilling averages approximately 34kg per metre drilled. Bulk sample weights (on a per metre basis) have been recorded in the database for approximately two thirds of all RC samples drilled. Sample recovery in DC drillholes was good although in the moderate to highly weathered saprolite and highly fractured and brecciated zones poor recoveries were experienced. Asanko Gold began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Recovery factors are unlikely to materially affect the accuracy and reliability of the results.

The Asanko sampling procedures adopted for the drilling programmes are consistent with current industry best practise. Samples collected by DC drilling within the highly weathered zones are of moderate quality, with the remainder being of good quality. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noted.

A quality control twin drillhole exercise was undertaken to determine if any negative bias resulted in the DC drilling due to the use of water. A number of the DC drillholes had poor recovery in the highly weathered zone and potential exists to wash out fine gold and therefore underestimate the gold content. Four DC and RC drillhole pairs were suitable for comparison and results indicate comparable intervals of mineralization with broadly equivalent grades between DC and RC drilling.

Asanko sampling protocols required samples to be collected in staple-closed bags, transported to the exploration camp to be collected by the laboratory vehicle, at which point the laboratory assumed responsibility and transported the consignment to the laboratory directly. The samples submission procedures were supervised by Asanko technical staff and the rapid submission of samples provided little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would have been readily recognised and investigated.

Phase 2 Deposits

Adubiaso and Nkran Extensions Development Timeline

Work is nearing completion on the Mineral Reserve Estimates for the two extensions, based on Whittle pit designs, waste dump planning and water management programs. The permitting process is also making good progress. As both deposits are located on the Company’s existing Abriem mining lease, permitting only requires that a supplementary Environmental Impact Study (“EIS”) be submitted to the relevant government regulatory bodies. The supplementary EIS for Adubiaso Extension has been submitted and the Nkran Extension permit applications will be lodged with the relevant regulatory bodies by the end of Q3 2016. The requisite permits are expected to be granted during H2 2016. Mining operations are expected to begin immediately following the receipt of the permits. As such, the two extensions have been incorporated into the new Asanko Gold Mine Life of Mine plan, which is expected to be announced in Q3 2016 as part of the Definitive Feasibility Study for the Phase 2 expansion project.

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Akwasiso Satellite Deposit

The Akwasiso deposit is located on the Nkran shear corridor and lies approximately 2km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit. Until recently the area was designated as Small Miner’s Concessions. Asanko recently obtained the rights to the mineral concessions, which are contained within its existing Abriem mining lease. The Akwasiso target area is particularly prospective as it was previously drilled by the past owner of the mineral concessions and has a known non-compliant Mineral Resource Estimate.

Asanko is completing a 5,000m diamond drilling program primarily designed to validate the geology and grade continuity of mineralized zones defined by the previous operator’s campaign in 2000 and 2001. To date a total of 3,500m of diamond drilling has been completed with assay results pending. Visual inspection of the current program’s core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite, a mixed sedimentary package, with altered and mineralized sandstone units with silicification and quartz veining. The historical drilling only evaluated the deposit to a depth of 100 metres. The current program will incorporate deeper drilling to more fully understand the potential of the deposit. Drilling results will be announced as they become available.

In May 2016, the Company began a drilling program on the Akwasiso Satellite Deposit with the objective of confirming and validating the previous drilling, as well as exploring the potential of the target below the previous shallow drilling. The program consisted of 10,000m of reverse circulation and diamond drilling with assay results mostly still pending. Visual inspection and logging of the current program’s core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite in a mixed sedimentary package, with altered and mineralized sandstone units containing silicification, sulphides and quartz veining. Visual gold was observed in several intercepts.

Mineralization occurs in three zones identified to date: the Western shear zone, Central sandstone and granite contact zone, and an Eastern granite contact zone. Further drilling is planned which will test all three zones and mineralization is still open at depth and along strike. An initial Mineral Resource estimate was expected to be published in Q4 2016.

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Figure 5-4: A plan view of mineralization at >0.5 g/t gold contours

Locality Map of Akwasiso

A plan view of mineralization at >0.5 g/t gold contours

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Mineral Processing and Metallurgical Testing

Metallurgical test work on Phase 1 deposits was initially carried out by AMMTEC Pty Ltd, AMDEL Ltd, Supaflo Technologies Pty Ltd, Analabs Pty Ltd and METCON Research Inc. The test work program was conducted on composite samples of drill core and reverse circulation drill chips from Nkran oxide and primary ores to obtain design comminution, gravity and leaching parameters.

A new metallurgical test work program was completed in February 2012. The results from this program included:

•	additional comminution and leaching characteristics of the Nkran primary ore at greater depth;

•	quantification of the cyanide detoxification requirements; and

•	thickener sizing data.

In addition to the above mentioned test work, test work was performed on Dynamite Hill material. This test work included:

•	comminution characteristics of Dynamite Hill oxides, transitional, and fresh material;

•	gravity circuit recovery of Dynamite Hill oxides, transitional, and fresh material; and

•	cyanide leaching of Dynamite Hill oxides, transitional, and fresh material.

A gravity circuit modelling report by Gekko Systems, based on previous test work on Nkran ore, has been referenced in the recovery assessment. The metallurgical design has been based on the results of the recent test work carried out by Asanko, historical test work carried out by Resolute and Resolute historical operational results.

The Esaase deposit has been subjected to extensive metallurgical testwork programs carried out in four phases from 2008-2011, including:

•	diagnostic testing of oxide, transition and fresh materials in 2008-2009;

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•	development of process flowsheet comprising comminution, gravity concentration and CIL on gravity tailings and variability testing between fresh and oxide materials in late 2009;

•	detailed design parameters for fresh and oxide ore types. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails conducted in 2009 and 2010; and

•

extended gravity testing to improve recovery of ultrafine sulphide associated gold. The process flow included comminution, gravity concentration and leaching of gravity concentrate, gravity concentration of mill product with spirals and CIL on thickened spiral concentrate.

As a result of the four phases of test work the final 2011 process was specified to include SAG mill and secondary ball milling, gravity gold recovery from the milling circuit and spiral concentration of the milled product, at a grind dependant on ore type. The spiral concentrate would then be reground and recombined with the spiral tail for thickening and CIL gold recovery to improve cyanide amenability of the ultrafine locked component.

In 2012, Asanko conducted a fifth phase of metallurgical testing designed to quantify the metallurgical recovery that could be achieved through the combination of:

•	gravity recovery within the milling circuit;

•	flotation recovery on the gravity tailings; and

•	a leach on the flotation concentrates.

The selection of the optimum grind size for the primary grind is crucial to any gold process flow sheet as it sets the first limitation with regards to gold recovery thereafter. During phase 3 of the testwork a grind optimisation trade off study suggested that a target grind of 80% passing (P80) 150μm, was adequate for the circuit which was revised to P80 = 106 µm during phase 4 of the testwork. All subsequent testwork for phase 5 was performed at P80 = 75µm as the evidence supported the benefit of a finer target grind size.

Amdel Metallurgical Laboratories in Perth was commissioned to complete the phase 5 testwork, based on remnants of the initial testwork core samples to reinvestigate the option of gravity/float/CIL processing and to address the issue of grind size in more detail.

A new series of metallurgical testwork was undertaken in 2015 under the management of DRA Global to investigate co-processing of the ores from Asanko Phase 1 and Esaase. The Asanko Phase 2 testwork programme was undertaken by the Perth based, ALS and was designed with the objective of evaluating the metallurgical response of a gravity-CIL circuit, (as per the Asanko Phase 1 design) and a gravity-flotation-CIL circuit (as per the Esaase PFS design) when treating blends of Esaase and Obotan ore. The findings of this testwork were in agreement with the findings of previous testing on both Esaase and Obotan. Oxide ore types were found to achieve the best recovery when treated in a gravity-CIL circuit while fresh ore achieved the highest gold recovery in the gravity-flotation-CIL circuit.

Testing on blends of Nkran and Esaase fresh material indicated that total recovery for the flotation circuit increased when the fineness of grind was increased from 106 µm to 75 µm. Total gold recovery of 92.7% with a final residue grade of 0.17 g/t and a 6% mass pull was achieved for a bulk flotation test at a grind of 75 µm on a blend composite containing 25% Nkran fresh and 75% Esaase fresh.

Mineral Resource and Mineral Reserve Estimates

In February 2014, Asanko acquired PMI Gold Corporation (“PMI”) and merged its Obotan project with the Esaase project to form what is now the Asanko Gold Mine. Following the acquisition, Asanko undertook a complete re-assessment of the mineral resource estimates (“MRE”) for the Obotan project, namely the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits which are now referred to as Phase 1 of the Asanko Gold Mine.

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The re-assessment went back to first principles and included:

1.	The consolidation of all exploration and evaluation drilling data from prior operator Resolute Mining and PMI, into one cohesive validated database.

2.

The use of independent geological experts to re-log diamond drill holes beneath the base of the old Resolute pit to understand structural controls to mineralization and mineral domains. This work produced a new geological model and provided a detailed framework to produce a detailed model for the deposits.

3.	The integration of the geological model into the estimate of classified Mineral Resources using industry’s best practice techniques and undertaken by an independent qualified person.

The Mineral Resources were estimated in accordance with the guidelines of the Canadian Institute of Mines, Metallurgy and Petroleum (“CIM”) whose criteria are incorporated as the standard under Canadian Securities regulators NI 43-101. The Independent Qualified Person (“QP”) was Charles Muller of CJM Consulting and the NI 43-101 compliant technical report dated September 30, 2014, is filed on the Company’s profile on SEDAR.

The Mineral Resources for Phase 1 and Phase 2 of the Asanko Gold Mine, as of the date of this report, are summarized as follows:

Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

(1)	Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

Qualified Person

Charles Muller is a QP under NI 43-101 and is independent of Asanko. He conducted an extensive review of all of the available technical data, databases, systems and geological models. In addition, he has visited the Nkran deposit on multiple occasions. Mr. Muller has over 25 years of experience in resource modelling including specific, relevant experience acting as Independent QP since 1994 for Goldfields in Ghana. For the past 12 years he has been the QP for the Goldfields Damang Mine, also located in Ghana. Damang bears hydrothermal vein hosted mineralization similar to the Nkran deposit.

Mr. Muller is a member of both the Geostatistical Association of Southern Africa and the South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400201/04).

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Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 Asanko Gold Mine PFS a portion of the Company’s Mineral Resources for Esaase were upgraded to Mineral Reserves. The Mineral Reserves were estimated in accordance with CIM criteria for Mineral Reserves, incorporated as standard under NI 43-101. The Mineral Reserve Estimate was prepared by an independent engineering firm, DRA Projects SA (Pty) Ltd and can be found in a NI 43-101 compliant technical report dated June 29, 2015 and filed on SEDAR.

Mineral Reserve Statement

Deposit		Proven			Probable			Total P&P
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

Qualified Person

Thomas Obiri-Yeboah, Pr. Eng., Senior Mining Engineer of DRA Projects SA, is a QP under NI 43-101 and is independent of Asanko. The Mineral Reserve Estimate was prepared under his supervision. He is a member of the Engineering Council of South Africa, Registration #20100340. His technical expertise includes over 20 years in the mining sector covering production, planning and project work and he has been involved in numerous projects around the world with both base and precious metals. He spent 12 years modelling gold deposits for AngloGold Ashanti in West Africa.

Notes on Mineral Terminology

Mineral Resources and Reserves are derived from Canadian Institute of Mining definitions. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: (a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and (b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

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Table 5-2: Asanko Gold Mine Mineral Resources as at April 2014

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonna ge Mt	Grade G/T	Conte nt Moz	Tonna ge Mt	Grade G/T	Conte nt Moz	Tonna ge Mt	Grade G/T	Conte nt Moz	Tonna ge Mt	Grade G/T	Conte nt Moz
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Adubia so	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Dynami te Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50
Notes:
Columns may not add up due to rounding
All figures are in metric tonnes
The Mineral Resources are stated as in situ tonnes
Individual Densities were used per mineralized zone
The tonnages and contents are stated as 100%, which means no attributable portions have been stated
Conversion from gr to oz – 31.10348

The 2015 Asanko PFS meets the customary industry criteria for a pre-feasibility study as well as those of the Canadian Institute of Mines, Metallurgy and Petroleum whose criteria are incorporated as the standard under NI 43-101. The 2015 Asanko PFS reports a Mineral Reserve for the Project based on the associated Mineral Resource estimation, dated September 2014 by CJM Consulting. While reserves were previously estimated for the Esaase Project in 2012 when it was a stand-alone project no Mineral Reserves are currently assigned to the Esaase deposit because it is the subject of the Phase 2 PFS and until that feasibility work supports a reserve estimate none will be made.

Asanko Gold Mine - Updated Mineral Resource and Reserve Estimate

As summarized above, on February 24, 2017, the Company published an updated Mineral Resource and Reserve Estimate for the AGM. The updated Mineral Resource and Reserve Estimate was prepared as at December 31, 2016.

The updated Mineral Resource and Reserve Estimates reflect depletion from the first two years of mining, the application of updated constraining parameters for resource modelling, and includes the three deposits discovered in 2016; Akwasiso, Nkran Extension and Adubiaso Extension, two additional pits at Esaase, as well as an updated Mineral Resource Estimate for the Nkran pit, which has been prepared by a second independent expert CSA Global (“CSA”), a leading mineral consulting group.

CSA Global Review

The new Mineral Resource Estimate (“MRE”) for Nkran is the outcome of a third party external audit carried out by CSA, which was commissioned by the Company in mid-2016. The scope of the review was for CSA to verify the modelling techniques applied by CJM Consulting (“CJM”) to the original November 2014 Definitive Project Plan (“DPP) MRE (see the Company’s news release dated November 13, 2014) and to verify the Company’s grade control, mining, reconciliation methodology and the mine to metal accounting. The audit concluded that the MRE modelling methodology was appropriate for the style of mineralization at Nkran and that the grade control, mining, reconciliation methodology and the mine to metal accounting that was implemented at the mine was excellent.

As part of the audit, CSA also reviewed the geological modelling of Nkran, given the complex nature of the structural controls associated with the Nkran mineralization. The Nkran pit gold mineralization is controlled by a combination of sandstone rock units enclosed by steep shear structures and a later cross cutting and shallow dipping vein style of mineralization. The challenge for mineral resource estimation is the integration of the gold mineralization associated with both of these structures. CSA concurred with the Company’s geological interpretation and acknowledge the existence of the flat structures but downplay the contribution of gold from them into the block model.

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CSA compiled the MRE for Nkran and Dynamite Hill, and reviewed the Esaase Main pit MRE and concurred with the CJM estimate. CJM compiled the MRE for all the other deposits.

Mineral Resource Estimate

The MRE has been updated as at December 31, 2016 following two years of mining operations at the Nkran pit, infill drilling at the Dynamite Hill deposit, and the discovery and evaluation of the Akwasiso, Adubiaso Extension and Nkran Extension deposits.

In line with best practice, the AGM MRE has also been updated from previous Mineral Resources (using a 0.3 g/t Au waste determination) to Mineral Resources above a cut-off grade of 0.5 g/t Au within a $2,000 per ounce gold pit shell. The resultant resource estimate is fully compliant with the intent of the CIM 2014 Code (Canada) with respect to stating mineral resources that have a reasonable prospect of eventual economic extraction.

With regards to Nkran, the reserve has been depleted by 270,471 ounces during 2015 and 2016 due to mining operations through to the end of December 2016. In addition, the application of the constraining parameters has resulted in a further 352,000 ounce reduction when compared to the original unconstrained November 2014 DPP MRE. The MRE includes the grade control drilling data on a 10m x 5m grid below the December 31, 2016 pit floor.

Analysis was conducted using uniform conditioning, indicated kriging and ordinary kriging to align the mineral resource estimate methodology to reflect the reconciliation of production during 2016. The sensitivity of the indicated kriging method for ore zone delineation was analyzed in detail and the method confirmed to be appropriate for the Nkran style of mineralization.

During Q4 2016, additional infill drilling was completed at Dynamite Hill, which increased the resource estimate from 110,000 ounces to 180,000 ounces.

The Phase 1 drilling program at the Akwasiso deposit has provided the basis for an initial MRE. The Company is currently completing a second phase of drilling (4,800 metres) which aims to upgrade the considerable inferred resource at this pit to an Indicated classification. The results are expected in H2 2017.

There have been other incremental increases in the satellite pits due to an adjustment of Whittle input parameters such as an improved fuel price, mining and processing costs, process plant throughput and gold recovery rates.

Table 1 Asanko Gold Mine Global Mineral Resource Estimate (as at December 31, 2016)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	26.64	1.37	1.17	65.50	1.37	2.89	92.14	1.37	4.06
Nkran	5.58	1.67	0.30	34.71	1.68	1.87	40.29	1.68	2.17
Abore	2.30	1.39	0.10	4.68	1.33	0.20	6.98	1.35	0.30
Dynamite Hill	-	-	-	3.80	1.45	0.18	3.80	1.45	0.18
Akwasiso	-	-	-	4.61	1.20	0.18	4.61	1.20	0.18
Abudbiaso	0.83	2.35	0.06	1.57	1.89	0.10	2.40	2.05	0.16

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Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase D	0.97	1.09	0.03	1.35	1.39	0.06	2.33	1.26	0.09
Esaase B	0.87	0.99	0.03	2.21	0.76	0.05	3.08	0.82	0.08
Asuadai	-	-	-	1.97	1.21	0.08	1.97	1.21	0.08
Adubiaso Ext.	0.16	1.94	0.01	0.31	1.59	0.02	0.47	1.71	0.03
Nkran Ext.	-	-	-	0.20	2.61	0.02	0.20	2.61	0.02
Total	37.36	1.42	1.71	120.91	1.45	5.63	158.27	1.44	7.34

Notes:

(1)	All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
(2)	Nkran includes depletion of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
(3)	All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
(4)	CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.
(5)	CJM Consulting undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

Table 2: Asanko Gold Mine Global Mineral Resource Estimate (as at December 31, 2016)

Deposit		Inferred
	Mt	g/t Au	Moz
Esaase Main	0.95	1.37	0.04
Nkran	1.69	1.77	0.10
Abore	5.37	1.44	0.25
Dynamite Hill	1.19	1.43	0.05
Akwasiso	3.85	1.56	0.19
Abudbiaso	0.30	1.98	0.02
Esaase D	1.17	1.24	0.05
Esaase B	2.46	0.84	0.07
Asuadai	0.92	1.61	0.05
Adubiaso Ext.	0.24	2.55	0.02
Nkran Ext.	0.02	1.12	0.00
Total	18.17	1.43	0.83

Notes:

(1)	All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
(2)	Nkran includes depletion of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
(3)	All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
(4)	CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.
(5)	CJM Consulting undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

Mineral Reserve Estimate

The Mineral Reserve Estimate (“MRev”) update process commenced with the depletion of the 2014 November DPP MRev to the Nkran pit bottom, as at December 31, 2016. Since the re-commencement of mining operations at the Nkran pit in 2015, 5.08 million tonnes (“Mt”) of ore have been mined at a grade average of 1.66 g/t Au for a total of 270,471 ounces of gold.

The mining depletion of the 2014 November DPP MRev reduced the reserve ounces in Nkran from 2.2Moz to 1.9Moz over the last two years, resulting in a 14% reduction in the Nkran reserve base, although this translated to only a 6% reduction in global DPP reserves.

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The reserves for Nkran have been updated based on the more conservative CSA resource model, which has impacted the size and strip ratio of the final Nkran pit. This updated MRev reduced the Nkran ounces from 1.9Moz to 1.47Moz, a reduction of 23%. However, with the addition of new reserves for Akwasiso, Adubiaso Extension and Nkran Extension, as well as the reserves for Dynamite Hill, Abore and Asuadai, the global Mineral Reserves for the AGM complex have only been reduced by 2%.

Table 3: Asanko Gold Mine Global Mineral Reserve Estimate (as at December 31, 2016)

Deposit	Proven			Probable			Total
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	22.8	1.40	1.03	36.5	1.38	1.62	59.39	1.39	2.65
Nkran	3.96	1.98	0.25	18.57	2.04	1.22	22.53	2.03	1.47
Abore	1.35	1.62	0.07	1.77	1.70	0.01	3.12	1.66	0.17
Abudbiaso	0.96	2.19	0.07	1.23	1.92	0.08	2.19	2.04	0.14
Dynamite Hill	0.00	0.00	0.00	2.62	1.60	0.13	2.62	1.60	0.13
Akwasiso	0.00	0.00	0.00	3.03	1.38	0.13	3.03	1.38	0.13
Asuadai	0.00	0.00	0.00	1.08	1.23	0.04	1.08	1.23	0.04
Nkran Ext.	0.24	1.98	0.02	0.26	1.79	0.01	0.50	1.88	0.03
Esaase D	0.20	1.05	0.01	0.40	1.70	0.02	0.62	1.50	0.03
Adubiaso Ext.	0.11	2.26	0.01	0.10	1.68	0.01	0.22	1.98	0.01
Esaase B	0.10	0.83	0.00	0.00	0.92	0.00	0.13	0.85	0.00
Total	29.8	1.52	1.45	65.6	1.60	3.37	95.41	1.57	4.82

Notes:

(1)	Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
(2)	Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces.
(3)	All pits are at a cut-off of 0.8g/t Au, except Esaase Main, Esaase B and D zones, which are at a cut-off of 0.6g/t Au.
(4)	Reserves estimated at a US$1,300/oz gold price.
(5)	All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
(6)	Only Measured and indicated Mineral Resources were converted to Mineral Reserves.

Qualified Person

Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign off of the Nkran and Dynamite Hill MRE. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase Main, Esaase B and D zones, Abore, Adubiaso, Adubiaso Extension, Asuadai, Akwasiso and Nkran Extension MRE. The MREv are reported in accordance with Canadian NI 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr Titley and Mr. Muller have reviewed and approved the technical content of this news release. Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral Resource contents pertaining to the MREv contained in the Company’s news release dated February 24, 2017 and summarized herein.

The Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Mining (Pty) Ltd. (“DRA”) of Johannesburg, South Africa. The reserve is reported in accordance with Canadian NI 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral Reserve contents contained in the Company’s news release dated February 24, 2017 and summarized herein. Mr. Obiri-Yeboah has reviewed and approved the technical content of the Company’s February 24, 2017 news release and has consented to extracts of such news release being contained in this AIF .

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Expansion Projects

The Phase 2 PFS (published in May 2015) envisioned integrating the Esaase deposit with first phase of the AGM to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum over a 10.5 year Life of Mine (“LoM”) from 2018. The ore would be mined and crushed at Esaase and then conveyed to the expanded CIL processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

The scope of the Expansion DFS (previously described as Phase 2) has changed since the publication of the Phase 2 PFS, following the successful commissioning of the first phase of the AGM in Q1 2016. The performance of current CIL plant, operating at 120% of the 3Mtpa design with gold recovery at 94% vs design of 92.5%, provided the basis for thorough review of the PFS plan for a flotation plant. The scope change from a flotation plant to a CIL plant has been driven by the reduction in operating costs, based on the actual operating performance, as well as positive metallurgical test work conducted during 2016.

Therefore, the Expansion DFS has been modified to include a two-stage approach for the integration of the Esaase deposit with the current mining and processing operations. Once complete, the Company plans to increase gold production at the AGM from 230,000 – 240,000 ounces per year in 2017 to approximately 450,000 per year by 2020.

Therefore, the Expansion DFS has been modified to include a two-stage approach for the integration of the Esaase deposit with the current mining and processing operations. Once complete, the Company plans to increase gold production at the AGM from 230,000 – 240,000 ounces per year in 2017 to ~450,000 per year by 2020.

•

Project 5M (previously described as Phase 2A): upgrade the existing CIL circuit from 3.6Mtpa to 5Mtpa and development of the Esaase mine, including the construction of a 27km overland conveyor to transport the Esaase ore (up to 2Mtpa) to the existing processing facility; and

•	Project 10M (previously described as Phase 2B): construction of an additional 5Mtpa CIL plant to double the total processing capacity to 10Mtpa and increase the mining tonnage of Esaase ore to 7Mtpa.

Overview of Project 5M

Project 5M plans brownfield modifications to upgrade the existing process facility from 3.6Mtpa to 5Mtpa through the addition of additional gravity recovery equipment, upgrading pumping systems and a twin tailings pipe line. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8Mtpa in the PFS are now expected to increase production levels up to 5Mtpa with some minor additional capital expenditure. Capital costs are expected to be $20-25 million, which will be detailed in the DFS, due to be published in Q2 2017. Front End Engineering and Design (“FEED”) is currently underway and expected to be completed in Q2 2017. Work on the brownfield modifications is expected to begin during Q2 2017 and will be complete in H2 2017.

Development plans also include construction of mining and crushing infrastructure at Esaase and a 27km overland conveyor belt to transport the ore to the existing processing facility. FEED for the conveyor belt has commenced and construction is expected to begin in Q2 2017 and take 21 months to complete with a capital cost estimate including ancillary infrastructure of $100 - 110 million. The Environmental Permit and Mine Operating Permit for the Esaase mine and overland conveyor were received from the Ghanaian EPA and the Ghanaian Minerals Commission respectively in January 2017.

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While the overland conveyor is being constructed and the Esaase mine is being developed, ore will be sourced from the Nkran pit and surrounding satellite deposits to fill the additional capacity of the processing plant. Dynamite Hill is expected to commence ore mining operations during H2 2017 and in 2018, Akwasiso will also be developed and mined. These two pits will supply oxide ores to the processing plant. A full mine plan and multi-pit schedule will be detailed in the Expansion DFS.

In November 2016, following receipt of the Environmental Invoice (a pre-cursor to receiving the final environmental Permit) from the relevant Ghanaian regulatory authorities for the Esaase mine and conveyor development, the Board of Directors approved Project 5M.

Based on the PFS capital cost estimate and mine plan, Project 5M is expected to take approximately 21 months for detailed design and construction at a total capital cost of approximately US$120 – 135 million. Production of 270,000 ounces – 300,000 ounces per annum is targeted to commence in 2018. The increase in production by approximately 45% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base and the oxide ores from the satellite deposits are treated at incremental operating costs. The operating and capital cost estimates are currently being updated as part of the DFS, which is now due in Q2 2017.

Based on the current gold price environment, the Company is forecasting that it will be able to fund construction of Project 5M from cash resources and the cash flow from the existing operations.

Overview of Project 10M

The second stage of the Expansion project, Project 10M, will double the processing capacity of the AGM to 10Mtpa with the construction of an additional 5Mtpa CIL processing plant. Production is expected to be approximately 450,000 ounces per annum from 2020.

The scope change from a flotation plant in the PFS to a CIL plant has been driven by the reduction in operating costs, based on the actual operating performance of the existing processing plant, as well as positive metallurgical test work conducted during 2016. Furthermore, replicating the current CIL flowsheet delivers additional synergies, including:

•	The workforce, experience and skills in Ghana are predominantly CIL based;

•	Frequent power fluctuations and trips will cause instability in a flotation plant;

•	Building an identical plant (except mills) offers potential savings on engineering design and capital costs risks (as built);

•	Replicating the current flowsheet will result in simplified operations;

•	Using the same reagents as the existing processing plant reduces holding costs and offers opportunities for savings; and

•	Reduction in insurance and operating spares holdings.

Mining operations at Esaase will be increased to 7Mtpa of ore, with the balance of 3Mtpa being supplied from Nkran and the surrounding satellite deposits.

The capital cost is expected to be approximately US$210-220 million and development of Project 10M is being staggered to enable the capital cost to be funded from cash flow from operations. The current approach to phased development brings flexibility to the project execution timeline should market or financing conditions improve, thereby allowing the accelerated development of Project 10M.

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Based on the current gold price environment, the Company is forecasting that it should be able to fund construction of Project 5M from the cash flow from the existing operations.

Mining Operations

Mining

The Project is based on an open pit contractor mining operation and, what was originally a 3 Mtpa processing plant using conventional CIL technology. The primary source of feed material for the CIL plant is the Nkran pit, with satellite pits at Adubiaso, Abore, Dynamite Hill, Asuadai and possibly Akwasiso providing additional feed.

A detailed LoM plan was developed for Phase 1 using the CJM technical report as of September 30, 2014 filed on SEDAR October 24, 2014 comprising 3.54 Moz of gold in the Measured and Indicated category with an average grade of 2.2 g/t gold at a 0.8 g/t gold cut-off.

All Phase 1 deposits are mined utilising conventional truck and shovel method. Ore and waste are drilled and blasted, then loaded and hauled to either the Nkran ROM pad, direct tip into the crushing facility at Nkran, placed on pit rim stockpiles for the remote deposits, or placed on waste rock storage facility with 90 tonne haul trucks. A single fleet of mining equipment will be shared between all deposits. The project is to be mined utilising modern technology with proven success, with no requirement for untried or untested technology. For the pits Adubiaso, Abore, Dynamite Hill and Asuadai, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran. This assisted in keeping the pre-stripping volumes low and delivering higher mill feed grades early in the project life.

Approximately one year of waste stripping was required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill has been commissioned. During the first year of commercial production, ore that was mined was stockpiled. Once the processing facility was constructed the stockpiled ore was utilized as commissioning material.

Nkran commenced commercial production first on April 1, 2016 with mill throughput rates exceeding design by 25%.

Ore mining rates in the quarter averaged 433,353 tonnes per month (“tpm”) at an average mining grade of 2.0g/t. Ore mining took place from the central portion of the pit as well as the newly opened up “eastern flank”. The dual ramp system was fully commissioned enabling access from both the eastern and western sides of the Nkran pit. Focus on waste mining shifted to the north and western sides in preparation for the next sequence of ore mining in the centre and east of the pit.

Key Mining Statistics	Units	Q3 2016	Q4 2016
Total Tonnes Mined	000 t	7,332	7,231
Waste Tonnes Mined	000 t	6,003	5,931
Ore Tonnes Mined	000 t	1,326	1,300
Strip Ratio	W:O	4.5:1	4.6:1
Average Gold Grade Mined	g/t	1.9	2.0

The stockpile movements during the quarter are shown below.

	September 30, 2016			December 31, 2016
ROM Stockpile	Tonnes	Gold (g/t)	Gold (oz)	Tonnes	Gold (g/t)	Gold (oz)
High grade	8,482	3.20	872	44,366	3.16	4,507
Medium grade	138,824	1.77	7,920	222,273	1.96	13,981
Low grade	975,687	1.09	34,051	1,255,632	1.19	48,181
Total ROM	1,122,993	1.19	42,843	1,522,271	1.36	66,669

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In addition to these stockpiles, there is a marginal ore stockp pile for processing at the end of the mine life that consists of 465,343 tonnes at 0.79g/t (11,819 ounces of gold).

In a news release issued February 6, 2017 the Company announced the permitting process for the first phase of the expansion had been completed. The Ghanaian Environmental Protection Agency (“EPA”) had issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission had also issued the mine operating permit for the Esaase pits.

Processing and Recovery Operations

Process Plant Design

The Asanko Phase 1 processing plant design is based on a ty ypical single stage crushing, SAG and SABC followed by a CIL plant, to treat 3 million tonnes per annum of material sources from the Obotan pits. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile or directly into an open circuit SAG, (complete with pebble crusher) an nd ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product, (cyclone overflow) will gravitate to a pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. Weak Acid Dissociable cyanide (“WAD”) concentration will be reduced in a single tank by means of Sodium Meta Bi Sulphite (“SMBS”) and air. The SO2/ Air process will be used for cyanide destruction.

The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”). Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split Anglo American Research Laboratories (“AARL”) procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

Figure 5.3: Asanko Phase 1 Process Flow Sheet – 3 Mtpa CIL Plant

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Phase 2 of the Asanko Gold Mine Project includes the addition of a 5 Mtpa flotation plant consisting of a ROM handling and two stage crushing circuit located at the Esaase mining site, followed by an overland conveying circuit to transport the crushed material to the Obotan processing site where the gravity recovery, milling, flotation, concentrate regrind and CIL circuits will be located. Provision is made for intermediate stockpiling and interlinking conveyors between the AGM Phase 1 whole ore leach circuit and the AGM Phase 2 flotation circuit expansion to allow for optimisation of the different ore types to be fed to either of the two processing facilities, in order to optimise recoveries and processing plant operating costs for the different ore types.

In addition to the above, the Asanko Phase 1 circuit will be operated at a maximum of 3.8 Mtpa by processing additional oxide material. The whole ore leach circuit design will further remain as described above with additional leaching capacity.

The AGM Phase 2 flotation plant design makes provision for a ROM handling and two-stage crushing circuit located at the Esaase pits, from where the crushed material will be conveyed overland to the AGM Phase 1 processing site.

The crushed oxide material will feed onto an intermediate stockpile from where the material can either be fed to the CIL plant milling circuit or to the flotation plant milling circuit. The crushed fresh material will feed directly to a live stockpile from where it is fed to the flotation plant ball milling circuit. Provision is made for a secondary crushing stage of the Obotan fresh material from the CIL plant live stockpile, after which the material will be of a suitable size fraction to be fed to the flotation plant fresh ore stockpile prior to feeding to the flotation plant ball milling circuit. This ore handling arrangement makes it possible to feed oxide material from the Esaase pits to the CIL circuit and to feed fresh material from the Obotan pits to the flotation circuit.

The flotation plant ball milling circuit operates in closed-circuit with a classification cyclone cluster. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to the flotation circuit. The flotation circuit consists of 7 rougher flotation cells in series. The concentrate produced by the flotation circuit gravitates to a collection tank from where it is pumped to the pre-leach thickener. The pre-leach thickener underflow product will be pumped to the secondary gravity recovery circuit to recover any coarse free gold prior to regrinding. The secondary gravity circuit tailings stream is pumped to the concentrate regrinding circuit, where the concentrate is milled using a stirred media mill. The regrind concentrate product is then pumped to the concentrate CIL circuit, consisting of a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the concentrate CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. WAD  concentration will be reduced in a single tank by means of SMBS and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified concentrate tailings are then pumped, together with the flotation circuit tailings, to a common 8 million tonne per annum tailings storage facility (shared with AGM Phase 1 circuit).

Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant further incorporates water treatment, reagent preparation, oxygen generation and supply, compressed air and water services. Services are shared with the Asanko Phase 1 processing plant as far as possible.

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Figure 5.4: Asanko Phase 2 Process Flow Sheet – 3.8 Mtpa CIL Plant and 5 Mtpa Flotation Plant

Gold Recovery

Based on the metallurical testwork as well as operational experience for previously mined deposits overall, gold recoveries for the conventional gravity/CIL flow sheet are shown in Table 5-4 below. Esaase recovery is based on gravity/flotation/CIL processing.

Table 5-4: Predicted Gold Recovery

Composite	Phase 1 Obotan Definitive Project Plan (DPP)	Phase 2 Obotan and Esaase Combined
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

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Production Schedule

The production schedule developed for the Project is included in Table 5-5. The Phase 2 PFS is expected to develop an integrated production schedule for all deposits of the AGM, including Esaase, if feasible.

Table 5-5: Production Schedule

			2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
		LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
CIL Circuit Feed
Esaase Laterite/Oxide	(‘000t)	14 309		1 387	2 348	2 720	2 880	3 040	712	204	198	423	398
Esaase Transitional	(‘000t)	4 035							2 170	1 342	356	167
Esaase Fresh	(‘000t)
Obotan Laterite/Oxide	(‘000t)	1 237	58	235	372					342	186	44
Obotan Transitional	(‘000t)	1 234	58	12						308	693	162
Obotan Fresh	(‘000t)	21 409	2 884	1 765	680	680	720	760	920	1 578	2 041	2 702	3 000	3 000	679
Total Tons to CIL	(‘000t)	42 224	3 000	3 400	3 400	3 400	3 600	3 800	3 802	3 774	3 473	3 498	3 398	3 000	679
CIL Feed Grade	g/t	1.76	2.15	1.85	1.68	1.63	1.48	1.4	1.47	1.76	1.8	1.88	2.01	2.15	2.24
Recovery Estimate (Discounted)%		91.10%	88.10%	90.90%	90.10%	91.00%	90.00%	89.50%	88.50%	90.70%	91.50%	92.10%	92.60%	93.10%	108.40%

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			2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
		LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
Flotation Circuit Feed
Esaase Laterite/Oxide	(‘000t)	1 067			551	426	46								44
Esaase Transitional	(‘000t)	2 484			218	1 421	622	159							63
Esaase Fresh	(‘000t)	35 812			2	816	3 212	1 749	4 952	4 945	4 043	4 164	4 910	5 000	2 018
Obotan Laterite/Oxide	(‘000t)	0
Obotan Transitional	(‘000t)	926			695	188									43
Obotan Fresh	(‘000t)	11 699			3 283	1 974	1 120	3 092	48	55	957	836	90		244
Total Tons to Flotation	(‘000t)	51 988			4 750	4 825	5 000	5 000	5 000	5 000	5 000	5 000	5 000	5 000	2 413
Flotation Feed Grade	g/t	1.66			2.17	2.13	1.82	1.98	1.29	1.53	1.41	1.37	1.26	1.37	2.26
Recovery Estimate (Discounted)%		90.60%			89.10%	90.60%	89.60%	92.20%	91.30%	92.30%	88.50%	88.30%	91.10%	91.70%	93.30%
Combined AGM Phase 2 Production	(‘000t )	94 212	3 000	3 400	8 150	8 225	8 600	8 800	8 802	8 774	8 473	8 498	8 398	8 000	3 092
Combined Feed Grade	g/t	1.71	2.15	1.85	1.97	1.92	1.68	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery Estimate (Discounted)%		90.90%	88.10%	90.90%	89.50%	90.70%	89.80%	91.20%	90.00%	91.60%	89.90%	90.10%	91.90%	92.40%	96.60%

Note:

(1)         Recovery in first and last year adjusted for inventory lock-up.

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Processing

The processing plant operated at an annualized rate of 3.6 million tonnes per annum (“Mtpa”) (20% above design) during the quarter following the crushing circuit upgrades in late Q3 2016. In addition, metallurgical recoveries continue to exceed expectations at 94%. With the benefit of six months of steady-state operations data, the Company expects these recoveries to continue into the foreseeable future. As a result, gold production for the Q4 2016 quarter averaged 19,000 ounces per month, which is well above the original feasibility parameters.

Key Production Statistics	Units	Q3 2016	Q4 2016
Ore Treated	000 t	852	901
Gold Feed Grade	g/t	2.1	2.1
Gold Recovery	%	94	94
Gold Produced	oz	53,986	57,178

Qualified Person Statements

Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral Resource contents of the January 11, 2017 news release, and Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Qualified Person under NI 43-101 who assumes responsibility for the Mineral Reserve contents of the same news release.

Tailings Storage Facility (TSF)

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 86 ha for the Stage 1 TSF increasing to 309 ha for the final TSF. The TSF is designed to store total 33 Mt for Phase 1 with further raises required during Phase 2 expansion. Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.

The design incorporates an upstream toe-drain and basin under-drainage system in low lying basin areas to improve performance of the TSF. The under-drainage system comprises a network of collector and finger drains. The toe-drain and under-drainage system drain by gravity to a collection sump located at the lowest point in the TSF.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

Monitoring bores are being installed around the TSF, to constantly monitor water quality of the samples withdrawn from them. This will allow any seepage, or contamination to be detected, and will trigger the mitigation measures to be outlined in the TSF Management Plan.

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream portions of the embankment will be raised annually by an earthworks contractor with the bulk embankment fill being placed as part of the mining operations on an ongoing basis.

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The TSF design utilises a beach angle that has been verified by laboratory testing, and the overall design is regarded as conservative, with no unique, or unusual design parameters, or methodologies utilised in the design. The use of downstream raise construction methods promote embankment stability, which has been demonstrated by the high factors of safety obtained for the stability assessment.

Infrastructure, Permitting and Compliance Activities

Environmental and Social

The Company completed a Scoping Report and the Environmental and Social Impact Assessment (ESIA) of the Project and developed the Environmental and Social Impact Statement (ESIS) which was submitted to the EPA and subsequently approved.

Detailed baseline studies were completed and this provided the required level of information for development of the ESIA.

Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies were completed and reports generated. Traffic, socio-economic and medical surveys were likewise completed.

The Company also completed an ESIA and ESIA for Esaase that has been submitted to the EPA for final approvals, which are still pending. The Environmental and Social studies will be expanded to include the integration of Phase 1 and Phase 2 during the development of the Phase 2 DFS.

On November 7, 2016 the Company announced in a news release that it had recently received the Environmental Invoice for mining and conveyor operations at Esaase, such invoice being a precursor to the receipt of the Environmental Permit. The Company also announced that the board had consequently approved an early works program for Project 5M (previously described as Phase 2A) expansion.

In a news release issued February 6, 2017 the Company announced the permitting process for the first phase of the expansion had been completed. The Ghanaian Environmental Protection Agency (“EPA”) had issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission had also issued the mine operating permit for the Esaase pits.

Health and Safety Report

In a news release issued January 11, 2017, the Company announced there were no lost time injuries (“LTI”) during Q4 2016, with only one LTI occurring in the last 12 months on March 8, 2016. Since then, there have been 3,732,222 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate (“LTIFR”) per million man hours worked is 0.20.

Survey and Baseline Study Results

Results from the various surveys and baseline studies across all of the areas of the AGM have indicated:

•	dust levels will increase, requiring monitoring and mitigation by spraying roads and other dust generation surfaces;

•

noise levels close to the Project site will increase, a noise monitoring regime has been established to assess the exposure of employees and the local population to noise generated from the Project activities and, if necessary, to take corrective action promptly by intensifying, or changing the mix of the mitigation measures;

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•

metal contamination in the environment has been assessed, and the results indicate no long-term effects from previous mining activities. Closure of the site and prevention of access to some areas will be carried out so as to minimise any potential impacts;

•	cyanide in the environment will be mitigated by detoxification prior to release to the TSF, all waters arising from the TSF will be returned to the plant;

•

there is no evidence of acid formation from the wastes generated during the previous operation, and therefore it is reasonable to conclude that the project wastes are unlikely to have an effect on the surrounding areas soil;

•	effects on local suspended solids and turbidity will be mitigated by the use of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures;

•

significant local contamination of water with coliform exists. Adequate ablution facilities will be constructed for the project with all sewage treated before discharge. This discharge will also be monitored to ensure that coliform water discharge levels are met;

•

the current phosphate concentrations in the Nkran and Adubiaso Pits are higher than the EPA guideline for phosphate. These pits will be dewatered and the phosphate levels downstream of the Project may be elevated for a limited period;

•

damage from drilling and blasting activities will be limited by carefully developed drilling and blasting designs together with blasting practices (evacuation and guarding) that will be deployed to minimise damage and eliminate safety risks;

•

effects on flora and fauna will be negligible, the results of the baseline fauna and flora study indicate the project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. The separate aquatic flora assessment does not identify any species or areas that require specific attention, or actions. The areas affected by mining and processing are only 8% of the total licence areas, and the vast majority of the areas (waste dumps and TSF) will be rehabilitated to current levels, or better;

•

similarly the soil in the area has been degraded by previous activities, waste from the plant will be sequestered and rehabilitated to ensure that it does not further contribute to the soil contamination;

•	heritage sites have been identified and will be protected;

•	farmers will be recompensed if their land is to be affected by the operation, and after rehabilitation the land will be returned to the landowners; and

•	the effect of the Project on the galamsey activities will be minimal, limited to the need for the galamsey to vacate the areas required for pits, waste dumps, roads and the TSF.

Trade will be positively affected, and it is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

The survey and baseline studies for the Phase 2 conveyor route were completed during the Phase 2 DFS.

Approvals and Community and Government Consultation

Adansi held a public forum as part of the environmental permitting for Phase 1 in July 2012. This was preceded with consultation with several stakeholder groups across the project area and consequently obtained the EPA environmental permit for the Project. KRGL held a public forum for Esaase in November 2013 and applied for its environmental permit in early 2014. The permitting process was put on hold following the merging of the two projects into the Asanko Gold Mine in early 2014.

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The Company engages with stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The Company also engages with local government and village leaders, including:

•	Amansie West District Assembly;

•	Ministry of Food and Agriculture;

•	Ghana Health Service;

•	Land Valuation Board;

•	Ghana Environmental Protection Agency;

•	Forestry Commission;

•	Minerals Commission;

•	Inspectorate Division of Minerals Commission; and

•	Water Resources Commission.

In a news release issued on November 7, 2016 the Company announced that it had recently received the Environmental Invoice for mining and conveyor operations at Esaase, such invoice being a precursor to the receipt of the Environmental Permit. The Company also announced that the board had consequently approved an early works program for the Project 5M (previously described as Phase 2A) expansion.

In a news release issued February 6, 2017 the Company announced the permitting process for the first phase of the expansion had been completed. The Ghanaian Environmental Protection Agency (“EPA”) had issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission had also issued the mine operating permit for the Esaase pits.

Capital and Operating Costs

Operating Costs

The LoM cash operating cost of the AGM is estimated at $670/oz. See Table 5.6. All-In-Sustaining Costs (“ASIC”) per World Gold Council guidance are $798/oz, which places the AGM in the lowest quartile of industry costs.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Table 5.6: Cash Operating Costs

Description	Obotan (Phase 1) (US$/oz)	AGM (Phase 1&2) (US$/oz)
Ore Mining	348	368
Processing	210	243
General and Administrative	83	55
Refining	4	4

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Description	Obotan (Phase 1) (US$/oz)	AGM (Phase 1&2) (US$/oz)
Cash Costs	645	670
Royalties	65	68
Sustaining and Deferred Capex	19	23
Corporate Overhead	35	24
Interest on Project Debt	17	13
All-in Sustaining Cash Costs	781	798

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at $295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to $22.75 million). The engineering has been developed to support a capital cost estimate to a nominal accuracy of -/+10% (see Table 5.7 below). At the time of writing of the technical report, approximately 50% of the capital works for Phase 1 have been undertaken.

The expansion of the processing plant and infrastructure for Phase 2 is estimated to require an additional $270 million in capital. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.5% in aggregate (amounting to US$27 million). The engineering has been developed to support a capital cost estimate to a nominal accuracy of -/+15%.

Table 5.7: Capital Costs

Asanko Gold Mine	Capital Estimate (US$ million)
Process Plant	85
Mining (pre-production costs)	71
Power Infrastructure	18
Buildings, offices and accommodation	12
TSF, WRD, ROM, water supply, civil works	23
CSR, Owners Team, G&A	47
Indirect including EPCM	16
Sub Total Phase 1	272
Contingency and Estimating Inaccuracies	23
Total Phase 1	295
Process plant expansion	83
Crushing and conveying infrastructure	92
Other infrastructure	30
Indirect including EPCM	38
Subtotal Phase 2	243
Contingency and Estimating Inaccuracies	27
Total Phase 2	270
Grand Total Phase 1 and Phase 2	565

Economic Analysis

A cash flow based financial evaluation has been undertaken based on a gold price of $1,300/oz., the summary of which is presented in Table 5.8 and Table 5.9. The analysis has been prepared by Cresco based on inputs from other parties, namely DRA and Asanko Gold. All economics are shown after tax and appropriate royalties payable and on a 100% basis. Corporate tax in Ghana is 35%.

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Table 5-8: Summary of Financial Outcomes

Key Project Physicals
Ore Mined	Mt	94.2
Average Grade	g/t	1.71
Gold Sold	Moz	4.69
Mine Life	Yrs	12.5

Table 5-9 - Summary of Key Project Financials after Tax and Royalties on a 100% Basis

Key Project Financials		Base Case
Gold Price	US$/oz.	1 300
NPV (5%)	US$M	770
IRR	%	27
Payback	Years	3.1

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price shown in Table 5.10.

Table 5.10 Gold Price Sensitivity – NPV and IRR

	Discount Rate
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.3%
1,200	725	574	510	452	399	22.6%
1,300	952	770	692	621	557	27.3%
1,400	1,180	965	873	790	714	31.7%
1,500	1,407	1,160	1,054	958	871	35.9%
1,600	1,634	1,355	1,235	1.127	1,029	39.9%

The project is less sensitive to changes in capital and operating expenditure than to the gold price.

Gold Offtake and Sale Agreement

In October 2013 (as amended in July 2014), the Company entered into an offtake agreement with Red Kite in connection with the Debt Facility, pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production from the AGM to a maximum of 2.22 million ounces. Red Kite is to pay for 100% of the value of the gold ten business days after shipment. A provisional payment of 90% of the estimated value will be made one business day after delivery. The gold sale price will be a spot price selected during a nine day quotational period following shipment. The Company can terminate the offtake agreement prior to satisfaction of the conditions precedent for the Project Facility by repaying all amounts outstanding under the Debt Facilities, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the Debt Facilities as well as the amount of gold delivered under the offtake agreement at the time of termination.

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Exploration, Development and Production

Phase 1 was approved by the Company’s Board of Directors in July 2014 and DRA was awarded an EPCM contract immediately following approval. Contractor mobilization to site occurred in August 2014 and Phase 1 development activity currently underway includes:

•	plant terrace completed;

•	161 kV line started in December 2014 to be completed in September 2015;

•	tailings dam construction started in October 2014;

•	the contractor’s camp completed;

•	pit dewatering start December 2014 and is expected to continue for 10 months;

•	the mining contractor mobilized to site in December 2014 and is currently clearing the pre-strip area around the Nkran pit;

•	SMP construction started January 2015;

•	Nkran pre-strip mining and ROM pad started;

•	electrical and Instrumentation installation contractor site established May 2015; and

•	piping installation contractor site established May 2015.

The major project milestones are as follows:

•	Commissioning start – February 2016.

•	Steady state production of 190,000 oz Au per year average – Q3 2016.

•

For the integration of Esaase, the Company conducted a DFS which was submitted by Q3 2016. Pending a positive outcome, meeting permitting requirements, and an investment decision by the Company’s Board of Directors, construction on the Phase 2 expansion could begin in Q3 2016 with steady state operation of over 400,000 oz Au per year of gold by Q1 2018.

Pursuant to Board approval in Q4 2016 of the Project 5M expansion noted above FEED has commenced and is on track for completion in Q2 2017. The plant upgrades are expected to be completed by Q4 2017. Construction of the conveyor is expected to begin in Q2 2017 and be completed in Q4 2018. Pre-stripping and mine infrastructure development at Esaase is expected to start in Q2 2018.

Independent Review of Global Mineral Resource Inventory - 2017

In a news release issued February 6, 2017 the Company announced that a globally recognized independent mining industry consultancy, CSA Global, has been engaged as an independent party to review the global Mineral Resource inventory using information from the outcomes of a Resource Reconciliation Study, which has been informed by over 4Mt of ore mining and nine months of steady-state operations. Despite individual variances on a pit-by-pit basis, no material change to the global AGM Mineral Reserves is expected. In line with best practice, the AGM resources are being updated from previously unconstrained Mineral Resources to now include the effects of constraining parameters. The constraining parameters being used are an economic cut-off grade of 0.5g/t gold within a US$2,000 per ounce gold pit shell. Relevant material disclosure via an updated NI 43-101 Technical Report for the AGM is expected to be published in Q2 2017.

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The Asumura Property

The Asumura Property is without known reserves and the work being done by Asanko is exploratory in nature. Asanko’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area. The Asumura Property is not material to Asanko.

Location

The Asumura Property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

Accessibility, Climate, Infrastructure and Physiography

The Asumura Property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

Annual rainfall is between 58 inches and 78 inches and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September to October.

The closest town, Goaso, is about 24 miles away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and an internet café with satellite dish.

The Asumura Property is sparsely populated.

History

The Asumura Property was once licensed by Anglo American Plc., an unrelated public company. Asanko is unaware of any surface exploration that Anglo American carried out in the area. There are no recorded mineral resources, reserves, or production from this property. When Asanko entered into the option agreement with GTE Ventures Limited (“GTE”), there were no known exploration samples of any kind taken from the property. Zaknet, Inc., a private Ghanaian company unrelated to Asanko, acquired a reconnaissance concession from the Ghanaian government in 2003. They quit-claimed the property to GTE in 2004 and Asanko entered into an option agreement with GTE in 2005.

Geological Setting

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 kms of this tectonic-depositional boundary is contained within the Asumura Concession. Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing. The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

Exploration

The Asumura Property currently consists of two exploration concessions: Fosukrom and Asumura, which together equal 279.4 sq kms. Asanko entered into an agreement with GTE which allowed Asanko to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling $1 million, delivering cash payments totaling $100,000 and delivering shares of Asanko totaling $100,000 in value over a period of three years. GTE retained a 3.5% NSR, 50% of which may be purchased for $2 million by Asanko. The Ghanaian government is also entitled to claim a 5% revenue royalty after the property is converted to a mining license. The Ghanaian government is also entitled to a 10% free carried interest in the project. During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

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The exploration license allows Asanko permission to trench and drill on the property, providing Asanko obtains a permit from the EPA. Asanko obtained its permits for 2006 in January 2006 and renewed these permits annually from 2007 up to 2012.

Asanko initially explored the concession using stream sediment techniques. After discovering significant stream sediment anomalies, Asanko conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments. Asanko subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization (“IP”) geophysical surveying. The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries. The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Asanko received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

The Company began drilling at the Asumura Property shortly after receiving the approval from the Ghanaian government. Asanko drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core holes. Asanko discovered from 10-30 meter widths of 0.5 -1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

Subsequent to the initial drilling, Asanko was able to obtain aeromagnetic geophysical data for the entire property that caused Asanko to prioritize the existing Mangoase area and to identify a new potential mineralized structure: the Bia structure, which underlies the previously described topographic depression transcending the length of the property. This zone had not been previously explored due to alluvial cover.

In July 2007, the Company discovered the NW anomaly, which coincides with a large regional north east trending fault coincident with an aeromagnetic break in the northwestern portion of the property. The anomaly is over 5.5 km long and varies from 300 - 500 meters wide and is defined very consistently by Au values obtained in the low lying, deeply lateritic soils. In January of 2008 the company released auger results of up to 5900 ppb Au from the NW zone, following up on the previously mentioned soil anomalies.

In March 2008, the company conducted a small reverse circulation reconnaissance drilling program. An intercept of 14 meters of 14.48 g/t Au was intersected on the NW structure.

In April 2008, Asanko obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura Property. The Company completed surface exploration during April and September of 2008 comprising stream sediment and soil sampling on the Mt. Olives reconnaissance concession along with a continuous program of soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program consisted of auger sampling and testing of soil anomalies along the NW, Mangoase, Wagyakrom Spur and Bia anomalies and a regional gravity survey (conducted by Newmont Mining Corporation under a confidentiality agreement) in order to obtain a gravity map for the entire concession. These programs identified drill worthy targets and Asanko designed a drill program and has since proceeded to drill.

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Mineralization

The area is dominated by the Birimian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birimian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The Asumura Property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

Drilling

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The Company spent $1.45 million on Asumura Gold Property for the year ended March 31, 2011.

With the completion of the field program in March 2011, management focused on reviewing its technical data to determine the next phase for the project.

There have been no significant exploration expenditures incurred on the Asumura Property since the completion of the March 2011 field program. Exploration activities are currently on care and maintenance.

DIVIDENDS AND DISTRIBUTIONS

Asanko has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Asanko currently expects to retain any potential future earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the Business Corporations Act (British Columbia) (the “BCBCA”), the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Asanko’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Asanko’s authorized capital consists of an unlimited number of Common Shares without par value. At December 31, 2016, there were 201,829,207 Common Shares issued and outstanding. As at March 15, 2017, there were 203,278,707 shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders. The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Asanko. If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Asanko’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Asanko’s remaining property.

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Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain Government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Asanko shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX and NYSE MKT under the symbol “AKG”.

The following table sets out the low and high sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX for the months indicated (Canadian Dollars) and NYSE MKT for the months indicated (US Dollars).

	TSX Price Range
Month	High (C$)	Low (C$)	Total Volume
January 2016	2.37	1.85	7,740,198
February 2016	2.95	1.93	14,650,432
March 2016	3.26	2.55	19,177,707
April 2016	4.16	2.72	15,600,269
May 2016	4.72	3.92	18,141,906
June 2016	5.82	4.26	38,171,081
July 2016	5.89	4.77	20,062,896
August 2016	5.97	4.79	17,930,695
September 2016	6.09	4.87	39,725,084
October 2016	5.58	4.37	21,799,302
November 2016	5.47	4.11	27,638,525
December 2016	4.77	3.43	24,418,300
January 2017	5.07	4.09	23,379,574
February 2017	5.02	3.48	30,292,247

	NYSE MKT Price Range
Month	High (US$)	Low (US$)	Total Volume
January 2016	1.68	1.27	2,214,842
February 2016	2.14	1.35	5,056,754
March 2016	2.52	1.95	9,499,502
April 2016	3.32	2.17	6,074,062
May 2016	3.73	3.03	12,483,395
June 2016	4.53	3.24	46,677,008
July 2016	4.52	3.60	13,277,215
August 2016	4.65	3.64	11,515,785

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	TSX Price Range
Month	High (C$)	Low (C$)	Total Volume
September 2016	4.73	3.68	14,024,332
October 2016	4.25	3.32	8,071,287
November 2016	4.17	3.03	14,217,834
December 2016	3.58	2.64	29,969,200
January 2017	3.90	3.04	16,634,764
February 2017	3.86	2.62	24,386,715

PRIOR SALES

From January 1, 2016 to December 31, 2016 the Company issued the following securities, which securities are outstanding but not listed or trading on any marketplace:

Date of Issuance	Type of Security	Exercise Price/Price per Share	Number of Securities
January 21, 2016	Stock Option	C$1.98	2,540,000
April 1, 2016	Stock Option	C$2.84	205,000
May 11, 2016	Stock Option	C$4.10	100,000
November 10, 2016	Stock Option	C$4.77	70,000

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Asanko’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Asanko expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
COLIN STEYN Chairman,Director London, UK

Businessman involved in managing public companies, Director of the Company; past Chief Executive Officer of LionOre Mining International, Ltd; past Director of Mantra Resources Ltd; Past Non-Executive Chairman of Coalspur Mines Ltd; past Director of Mirabela Nickel Limited;

October 15, 2012

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Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
MARCEL DE GROOT(3)(4)(6) Director British Columbia, Canada

Businessman involved in managing public companies, Director of the Company; Director of JDL Gold Corp.; past Chairman and Director of Luna Gold Corp.; Past Director of Underworld Resources Inc., Esperanza Resources, Northern Dynasty Minerals Ltd., Premier Royalty. Lowell Copper and Anthem United.

October 1, 2009
WILLIAM SMART (4)(6)(7) Director London, UK	Businessman involved in managing public companies, Director of the Company; past Director of Mantra Resources Ltd; past Director of Coalspur Mines Ltd.	November 11, 2015
GORDON J. FRETWELL(3)(4)(6) Director British Columbia, Canada

Lawyer, Director of the Company; Director of Coro Mining Corp, Northern Dynasty Minerals Ltd., Curis Resources Ltd., Lignol Energy Corp. and Auryn Resources Inc.; Past Director of Benton Resources Corp.

February 24, 2004
MICHAEL PRICE(3)(7) Director London, UK	Businessman involved in managing public companies, Director of the Company; Director of Eldorado Gold. Corporation; and past Director of Buffalo Coal Corporation	February 6, 2013
PETER BREESE(5)(7) Chief Executive Officer, President and Director Gauteng, South Africa

Businessman involved in managing public companies, Chief Executive Officer, President and Director of the Company; past Director of Rockridge Capital Corp.; past Chief Executive Officer and Director of Mantra Resources Limited; past Director of Coalspur Mines Limited.

October 15, 2012
SHAWN WALLACE Director British Columbia, Canada

Businessman involved in managing public companies, Director of the Company; Past Executive Chairman and Chief Executive Officer of the Company; Chief Executive Officer, President and Director of Auryn Resources Inc.; past Chairman and Director of Cayden Resources Inc.; Director of Stratton Resources Inc; and past Director of Full Metal Minerals Inc.

March 3, 2010
FAUSTO DI TRAPANI(5) Chief Financial Officer and Corporate Secretary British Columbia, Canada

Chief Financial Officer of the Company; joined Asanko in 2012 as Executive: Finance. Previously Mr. Di Trapani held senior financial management roles at Mantra Resources Limited, Norilsk Nickel International and BHP Billiton.

January 11, 2017

Notes:

(1)	The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2)

Each of the Company’s directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The Company’s officers serve at the determination of the Company’s board of directors.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Disclosure Committee.

(6)	Member of the Nominating and Governance Committee. (7) Member of the Operations, Health & Safety Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 3,794,746 common shares representing approximately 1.9% of the issued and outstanding common shares of the Company.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a)          was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)         was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Price was a non-executive director of Q Resources plc. until January 2012. In November 2014, Q Resources plc. entered voluntary liquidation.

In addition, none of the individuals named above has been subject to:

(a)           any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)          any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

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Conflicts of Interest

Directors and officers of Asanko are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company’s knowledge, to which any of the Company’s properties may be affected.

Legal Proceedings

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. In April 2016, this claim was withdrawn by the plaintiff and is no longer active.

Regulatory Actions

There are no regulatory actions to which the Company is currently subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Asanko’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year. Insiders of the Company participated in the 2015 bought deal offering but on the same terms as all other investors.

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TRANSFER AGENT AND REGISTRAR

Asanko’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts to which the Company or its subsidiaries are a party to as of the date of this AIF, which currently can reasonably be regarded as material to a security holder of the Company, copies of which have been filed at www.sedar.com as required under section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements:

•	The two agreements comprising the Debt Facilities, a redacted copy of each was SEDAR filed, on February 5, 2015;

•

Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated February 5, 2015 concerning Offering of 19,800,000 common shares of the Company at $2.02 per common share, such agency term being for six years; between the Company and

Colin Steyn, Chairman and Director of the Company;
Michael Price, Director of the Company;
Peter Breese, President, Chief Executive Officer and Director of the Company;
Peter Bradford, Director of the Company

•

Shareholders Rights Plan Agreement (“Rights Plan”) between the Company and Computershare Investor Services Inc., as Rights Agent, dated as of May 24, 2016, which Rights Plan will expire at the termination of the annual general meeting of the Company held in 2019; and

•

The two agreements, dated as of October 20, 2015 and December 16, 2015, comprising the senior facilities agreement (Construction and Operations), a redacted copy of each was SEDAR filed, on March 15, 2016.

INTERESTS OF EXPERTS

Names of Experts

1.

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)	Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM;

(b)	Doug Heher, B.Sc Eng (Mechanical), Pr Eng.;

(c)	Thomas Kwabena Obiri-Yeboah, B.Sc Eng (Mining), Pr Eng;

(d)	John Stanbury, B Sc Eng (Industrial), Pr Eng.;

(e)	Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd., Johannesburg, South Africa;

(f)	David Morgan, M.Sc. Eng (Civil), CP Eng, authored the 2015 Asanko PFS;

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(g)	Philip N. Bentley, PR.Sci.Nat, FGSSA, MSc, MSc (Minex), Geology and Resources Executive for Asanko;

(h)	Joseph Mamphey (deceased in 2016), Diploma Geological Engineering, MSc Geostatistics, MRM Asanko Gold Mine;

(i)	Malcolm Titley (CSA Global Principal Geologist), AIG;

(j)	Phil Bentley, Asanko Executive: Geology and Resources, Pr.Sci.Nat; and

(k)	Frederik Fourie, Asanko Senior Mine Engineer, Pr.Eng.

2.

KPMG Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Asanko for the financial years ended December 31, 2016 and 2015.

Interests of Experts

To the Company’s knowledge, Messrs. Bezuidenhout, Heher, Obiri-Yeboah, Stanbury, Muller, Morgan, Bently, Titley and Fourie do not hold, directly or indirectly, any of the Company’s issued and outstanding Common Shares.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the Asanko 2016 PFS. The aforementioned persons are not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP, our independent auditors, has audited our consolidated financial statements for the years ended December 31, 2016 and 2015. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional Information

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Asanko’s securities, and securities authorized for issuance under equity compensation plans, is contained in the 2016 shareholders meeting Management Information Circular.

Additional financial information is provided in Asanko’s financial statements and related MD&A for the year ended December 31, 2016.

Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2016, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

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Management’s Report on Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, with the exception of new controls which have been implemented with respect to the recording of financial results upon and since the commencement of commercial production.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company’s audit committee charter can be viewed on the Company’s website at http://www.asanko.com/assets/pdf/Asanko-Continuous-Disclosure-and-Corporate-Governanc.pdf.

Composition of Audit Committee

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE MKT Company Guide. The Company’s Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE MKT Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Michael Price. Each of Messrs. de Groot, Fretwell and Price is financially literate within the meaning of National Instrument 52-110 Audit Committees, and is able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. He is currently a director of JDL Gold Corp.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Michael Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking. He has BSc and Phd degrees in mining engineering from University College Cardiff. Mr. Price also holds a Mine Manager’s Certificate of Competency (Coal Mines, South Africa) and professional engineering qualifications MIMMM and Eur Ing (FEANI).

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Such education and experience provides each member with:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•

experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

•	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2016	Fees Paid to Auditor for Year Ended December 31, 2015
Audit Fees(1)	C$675,147	C$458,154
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	C$675,147	C$458,154

Notes:
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. The audit fees increased year of year due to the Company reaching commercial production in 2016 and resulting in additional audit work.

(2)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(3)	“All Other Fees” include all other non-audit services.

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